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08002955

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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PROCESSED

JUN 04 2008

THOMSON REUTERS

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**NEW ADDRESS

FILE NO. 82- 05213 FISCAL YEAR 12-31-07

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OICF/BY: dw

DAT : 6/2/08


Ofa

Promotora De Informaciones

Annual Results
January- December 2007

February 7th 2008

PRISA
Educación, información, entretenimiento

2007 RESULTS

PRISA´S PROFIT BEFORE TAX REACHED €289.00 MILLION (+73.7%).

EBIT (€519.93 MILLION) AND EBITDA (€779.62 MILLION) INCREASED BY 81.8% AND 46.7% RESPECTIVELY.

Revenues increased by 31.4% to reach €3,696.03 million. Operating margins improvement.

Most relevant events in 2007:

- Advertising growth **(+46.7%)**. The increase in **Radio in Spain** (+11.0%), **El País** (+6.4%), **International Radio** (+20.4%) and **Digital** (+48.3%), together with the contribution of **Sogecable** and **Media Capital**, explain this performance.
- Newspapers and magazines sales growth **(+4.8%),** explained by the positive performance of the circulation of **El País** (+0.7%), **AS** (+9.3%) and **Cinco Días** (+19.3%).
- Radio increased its EBITDA by 24.3%. The operating profit exceeded one hundred million euros (€101.79 million, +26.3%). Cadena SER´s audience, with 5,056,000 daily listeners, surpassed the sum of its three main competitors´s audience.
- **Santillana** registered the **best results** ever reached: revenues (€560.00 million) increased by 14.6%. It is worth highlighting the educational campaigns in **Brazil** (+42.1%) and **Spain** (+9.5%), as well as in **Venezuela** (+38.3%), **Colombia** (+22.3%), **Chile** (+22.2%) and **Argentina** (+14.6%).
- **Sogecable´s** EBITDA reached €323.92 million. **Cuatro** recorded a **profit** in its second year in operation and closed the year with an average audience of 7.8% in December and an average of 7.7% for the full year.
- As of December 31st, 2007 **DIGITAL+** reached 2,065,000 subscribers.
- **TVI**, the leader Portuguese free-to-air TV, maintained its leadership: the average audience share reached 34.3% in 2007 and 37.9% in *prime time*.
- **Audiovisual Production (Plural)** improved its EBITDA by 79.3%.
- **Internet (Prisacom)** reached €34.67 million revenues (+12.4%).

Other important events in 2007:

- After the death of D. Jesús de Polanco, Prisa´s Board of Directors appointed **D. Ignacio Polanco Moreno** as **Chairman**.
- Prisa reached an **irrevocable agreement** with **Eventos, S.A.** that guarantees Prisa reaching a majority of **Sogecable´s** share capital **and launched a takeover bid** over the whole share capital of the company.
- Prisa increased its stake in **Media Capital** to reach 94.69%, as a consequence of the results of the **voluntary and mandatory takeover bids** launched by Prisa for the 100% of the company.
- **Memorandum of Understanding with 3i Europe** by means of which the latter will entrance the shareholder structure of Unión Radio with an approximate stake of 16.20%, through a share purchase and an increase of capital for a total investment of €225 million. The entrance of this new partner will **develop** the expansion of Unión Radio in the **US Spanish speaking market**.
- **Relaunching of El País,** both in its printed and online versions, with a **new design** and the vocation of a **global newspaper** in Spanish.
- Prisa acquired all the shares of **Iberoamericana Radio Chile, S.A. (IARC).** The price of the transaction amounted to €57.81 million.
- Prisa **sold** its stake in the **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) for an amount of €29 million. The capital gain of this operation amounted to €3.47 million.
- **Media Capital** sold its **Outdoor** business for a total amount of €47million.

The following changes in the scope of consolidation should be taken into account:

- **Sogecable** is fully consolidated in 2007 Prisa's figures. In the first quarter of 2006, Sogecable was accounted by the equity method and from the 1st of April 2006 on, it was fully consolidated.
- **Media Capital** is fully consolidated in Prisa's figures since February 1st, 2007. In 2006, it was accounted by the equity method.
- **Iberoamericana Radio Chile** is fully consolidated since July 1st, 2007.
- **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) ceased to contribute to the consolidated figures since July 1st, 2007.
- **Printing was accounted by the equity method** since January 1st, 2007. In 2006, it was classified as an asset held for sale.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - DECEMBER 2007	2006	Chg. %
Operating Revenues	**3,696.03**	**2,811.76**	**31.4**
EBITDA	**779.62**	**531.46**	**46.7**
EBIT	**519.93**	**285.95**	**81.8**
Net financial result	(195.26)	(110.80)	(76.2)
Result from associates and other investments	(35.67)	(8.73)	-
Profit before tax	**289.00**	**166.42**	**73.7**
Income tax expense	(26.92)	64.36	(141.8)
Results from discontinued activities	0.00	(0.45)	-
Minority interest	(70.11)	(1.42)	-
Net profit	**191.97**	**228.91**	**(16.1)**
EBITDA Margin	**21.1%**	**18.9%**	
EBIT Margin	**14.1%**	**10.2%**	

OPERATING REVENUES

As of December 2007, total operating revenues increased by 31.4% to reach €3,696.03 million compared to €2,811.76 million in 2006. The revenue breakdown by line of activity is shown below:

€ Million	JANUARY - DECEMBER 2007	2006	Chg. %
Advertising	1,122.27	765.20	46.7
Books and training [1]	536.47	465.05	15.4
Newspapers and magazine sales	210.52	200.82	4.8
Subscriber revenues	1,136.32	795.60	42.8
Audiovisual production revenues	313.71	219.34	43.0
Add-ons revenues	88.09	99.78	(11.7)
Printing sales [2]	0.51	53.76	(99.1)
Revenues from fixed assets	22.38	27.79	(19.5)
Other revenues [3]	265.76	184.42	44.1
Total operating revenues	**3,696.03**	**2,811.76**	**31.4**

[1] In 2006 figures, €10.49 million have been reclassified from "Books and training" to "Other revenues", corresponding to the greater part of the revenues coming from Canal de Editoriales (Crisol bookshops), in order to make these figures comparable with the ones of 2007.

[2] Revenues coming from the Printing business are accounted by the equity method since since January 1st, 2007.

[3] Includes: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Sogecable full consolidation since April 1st, 2006 and Media Capital full consolidations since February 1st, 2007, has resulted in a redistribution of the different sources of revenues. The chart shown below shows revenue contribution by different lines of activity during 2007 and 2006:


31%
30%
15%
8%
6%
2%
8%
28%
27%
17%
8%
7%
4%
9%
January-
December 07
January-
December 06
Subscribers
Advertising
Books and training
Audiovisual Production
Newspaper and magazines
Add-ons
Others

The geographic breakdown is as follows:

January- December 2007


20%
80%
Spain
International

January-December 2006


15%
85%
Spain
International

In 2007, revenues coming from the international area accounted for 20%. The 52% of the international revenues came from Santillana, 33% from Media Capital and the remaining from press and radio activities.

➢ **Advertising**

Advertising revenues (€1,122.27 million) increased by 46.7%. By businesses, the advertising revenues evolution in 2007 was the following:

€ Million	JANUARY - DECEMBER 2007	2006	% Chg.
Press	**272.49**	**259.16**	**5.1%**
El Pais	218.22	205.13	6.4%
Specialized & Regional Press	51.77	50.39	2.7%
AS	21.67	18.93	14.5%
Cinco Días	11.73	11.00	6.6%
Regional Press*	8.69	12.47	(30.3%)
Magazines	9.72	7.92	22.8%
Others	(0.04)	0.08	(154.6%)
International Press	3.98	4.92	(19.0%)
Consolidation adjustments	(1.48)	(1.27)	(16.7%)
Radio	**353.85**	**319.06**	**10.9%**
Radio in Spain	270.55	243.64	11.0%
International Radio	82.82	68.78	20.4%
Music	0.50	6.67	(92.5%)
Consolidation adjustments	(0.02)	(0.03)	29.0%
Audiovisual	**491.70**	**187.00**	**162.9%**
Sogecable	301.19	166.90	80.5%
Cuatro	272.70	144.93	88.2%
Digital+	28.49	21.97	29.7%
Media Capital**	168.94	---	---
Local TV	20.05	19.97	0.4%
Plural	1.52	0.13	---
Digital	**15.81**	**10.66**	**48.3%**
Others	**0.11**	**0.60**	**(82.0%)**
Consolidation adjustments	**(11.68)**	**(11.28)**	**(3.5%)**
TOTAL	**1,122.27**	**765.20**	**46.7%**

* Regional Press (El Correo de Andalucía and Diario Jaén) contributes to the advertising revenues until June, 2007.

** In order to adapt these figures to the Group's accounting policies, it includes the amount coming from the "Outdoor" segment up to the date of the sale. These figures are classified in Media Capital's profit and loss account as held for sale.

➢ Books and training

In 2007, books and training sales increased by 15.4% compared to 2006 (€536.47 million compared to €465.05 million).

Regarding the **northern campaigns**, it is worth highlighting **Spain** (+9.5%), where market share increased by one point. It is also worth highlighting **Venezuela**, where revenues increased by 38.3%.

In the **southern area**, revenues increased by 42.1% in **Brazil**, due to the positive performance of the public sales registered in 2007, with an increase of market share in comparison with previous years. It is also worth highlighting the positive performance of **Colombia** (+22.3%), **Chile** (+22.2%) and **Argentina** (+14.6%).

The dollar depreciation with regard to the euro contributed negatively to revenues in €12.18 million. Excluding this effect, revenues would have increased by 17.1%.

The **geographic breakdown** of revenues is shown as follows:

January- December 2007


Colombia 3%
Rest of Latam 14%
Spain &Portugal 33%
Venezuela 4%
Chile 3%
Argentina 3%
Brazil 28%
Mexico 12%

January- December 2006


Colombia 3%
Rest of Latam 15%
Spain &Portugal 35%
Venezuela 4%
Chile 3%
Argentina 3%
Brazil 22%
Mexico 15%

Since 2006, Brazil has become the second most important country in terms of revenue contribution in the publishing business, due to the positive performance of its educational campaigns. This revenue contribution has increased significantly during 2007.

➢ <u>Newspapers and magazines</u>

Revenues coming from newspapers and magazines sales (€210.52 million) increased by **4.8%** in 2007.

El País average daily circulation increased by 0.7% in 2007 (435,083 copies in 2007 compared to 432,204 copies in 2006). During the last quarter of the year, circulation continued the positive trend shown since the second quarter of the year. El País ended 2007 with an 8% increase in circulation in the month of December.

During 2007, El País **relaunched** both its printed and online versions, with a new design and the vocation of a **global newspaper** in Spanish.

El País continues to maintain its strong **leadership** position in circulation. In yearly average terms, its main competitor's circulation distanced in 100,000 copies from El País in 2007, gap that became wider, up to 110,000 copies, in December.

According to the **third survey of EGM**, El País reached 2,234,000 daily readers and continued to have a solid hegemony among paid press, registering its best mark in its 31 years and surpassing its main competitor by 59.8%.

In 2007, the sport newspaper **AS** increased by 9.3% its average daily circulation to reach 234,587 copies. During this period, AS gained market share, consolidated its leadership position in Madrid, established itself ahead of its main competitor in Barcelona and reached a significant growth in the rest of Spain. This growth was especially remarkable in Andalusia, and specifically in Seville, where leadership was close. According to EGM last survey, **AS** broke its own audience record, reaching 1,170,000 readers, (+9.7% increase compared to the previous survey).

In 2007, **Cinco Días** increased its average daily circulation by 19.3%. Cinco Días reached 72,000 readers (+5.9% increase compared to the previous EGM survey), which was its best audience data for two years.

Evolution of the Group´s newspaper circulation

	January- December			Chg. % 07/06			
	2007	2006	Chg. %	1Q	2Q	3Q	4Q
El País	435,083	432,204	0.7	(7.2)	2.0	4.4	4.5
AS	234,587	214,654	9.3	8.4	13.4	16.3	(1.3)
Cinco Días	40,552	33,997	19.3	30.7	16.9	14.9	15.5

(*) 2007 figures certified by the Spanish Circulation Audit Office (OJD) until June, except for the Sunday supplement EPS.

➢ Subscriber revenues

DIGITAL+ closed the year 2007 with 2,065,000 subscribers and added 21,000 new subscribers in 2007. The commercial activity of DIGITAL+, which is aimed at the attraction of new subscribers, has progressively recovered from the complications faced in relation to the exploitation of Spanish football broadcasting rights in the three first months of the current season. Following the favourable court rulings in October, normal customer recruitment rates were resumed in November and December, and the number of new subscribers even exceeded the figures recorded in the previous year.

DIGITAL+ subscriber evolution (thousand of subscribers)


1,960
1,985
1,990
2,006
2,044
2,065
2,056
2,046
2,065
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

The average revenue in the fourth quarter of 2007 was 45.5 euros per subscriber and month.

DIGITAL+ ARPU evolution (euros)


46.1
47.2
42.4
41.3
46.7
47.9
45.7
41.4
45.5
PPV Services
Subscribers
7.2
8.7
4.1
2.7
7.4
7.8
7.0
3.3
7.8
38.9
38.5
38.3
38.6
39.2
40.1
38.7
38.1
37.7
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

As of December 31st 2007, the cancellation rate stabilized at 11.9%. As of December 31st 2006, the cancellation rate stood at 11.5%.

- **Audiovisual Production**

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at **Sogecable**.

Audiovisual production revenues reached €313.71 million in 2007, compared to €219.34 million registered in 2006 (+43.0%).

- **Add-ons revenues**

In 2007, revenues from add-ons (€88.09 million) were down 11.7%, which improved the 18.5% decline registered in the first nine months of 2007.

The Group continued managing its international add-on activity through **Prisa Innova**, not only in Europe (Le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal), but also in Latam. Prisa Innova generated €9.06 million in 2007, compared to €5.81 million registered in 2006.

- **Printing**

The decline in the Printing revenues is explained by the fact that the Printing business (Dédalo) was accounted by the equity method since January 1st 2007. This line of activity was previously classified as an asset held for sale.

Prisa restructured the Printing business during 2007 before starting its sale process again.

> **Revenues from fixed assets**

The amount of €22.38 million registered included mainly the following capital gains:

- €16.88 million from the disposal of Media Capital's outdoor business.
- €3.47 million from the disposal of the Regional Press.

In 2006, revenues from fixed assets included the €18.45 million capital gain from the selling of the 20% stake of GLR to Grupo Godó, as well as €4.38 million capital gain from the disposal of some real estate properties and €3.07 million capital gain from the disposal of Radio Latina, a radio station located in Paris.

EBITDA

During 2007, the Group EBITDA reached €779.62 milion compared to €531.46 million in 2006 (+46.7%).

The EBITDA breakdown by business areas is shown below:

EBITDA (€ Million)


Sogecable: 323.92
Digital+: 319.97
Cuatro: 3.95
Media Capital*: 67.11
Local TV: -13.53
Plural: 8.11
El País: 113.31
Spec. Press: 22.08
Int Press: 1.34
Latam: 80.17
Spain and Portugal: 39.75
Radio in Spain: 102.81
Int. Radio: 11.26
Music: 1.52
GDM: 9.38
Distribution: 2.16
Others**: 8.43
779.62
385.61
136.73
119.92
115.60
1.81
19.97
TOTAL
Audiovisual
Press
Education
Radio
Digital
Others

* Media Capital is fully consolidated as of February 1st, 2007. In order to adapt these figures to the Group's accounting policies, it includes the amount coming from the "Outdoor" segment up to the date of the sale, as well as the capital gain of the operation. These figures are classified in Media Capital's profit and loss account as held for sale.

** "Others" include mainly the activities from Real Estate and Head Quarters.

In 2007, EBITDA margin was 21.1% compared to 18.9% in 2006, mainly due to the full consolidation of Media Capital as well as the improvement in the margins in Sogecable and in the Radio business.

The evolution of the EBITDA is explained by the following:

- The integration of **Sogecable**. Sogecable´s contribution to the EBITDA of the Group reached €323.92 million, which means an increase of €161.40 million compared to 2006 (+99.3%).

- **Media Capital** full consolidation since February 1st, 2007. The contribution of Media Capital to the EBITDA reached €67.11 million.

- The contribution of the **Radio in Spain**, which increased its EBITDA by €17.07 million (+19.9%), mainly explained by the positive evolution of the advertising revenues.

- The evolution of **Education- Publishing**, which increased its EBITDA by €10.97 million (+10.1%), mainly because of the positive performance of the educational campaign in Spain and the public sale in Brazil.

- The contribution of the **International Radio**, which increased its EBITDA by €4.95 million (+78.5%), mainly because of the improvement of the EBITDA of Radio Caracol in **Colombia**, the full consolidation of **Iberoamericana Radio de Chile** since July 1st, 2007 and the reduction in the losses coming from the radio in **USA**. This positive performance is compensated by the €3.07 million capital gain registered in 2006 as a consequence of the sale of Radio Latina in France.

- **Specialized and Regional Press** EBITDA reached €22.08 million (+12.1%), mainly explained by the €3.47 million capital gain from the disposal of the Regional Press.

- The EBITDA of **Plural** reached €8.11 million (+79.3%).

- **Gran Vía Musical** reached an EBITDA of €1.52 million, compared to €0.97 million reached in 2006.

- The area of **Local TV** reduced its losses at the EBITDA level by 9.1%.

- The evolution of the EBITDA of **El País** (-7.9%) is explained by the impact of the add-ons activity.

During 2007, the Group **operating profit (EBIT)** registered a profit of €519.93 million compared to the €285.95 million profit registered in 2006 (+81.8%). In 2007, the EBIT margin was 14.1% compared to 10.2% in 2006.

The net financial result reached a loss of €195.26 million compared to the €110.80 million loss in 2006. This difference is due to the increase in the interest rates during 2007, as well as due to the increase of the contribution of the financial losses coming from Sogecable (+€25.00 million loss) and the financial losses coming from Media Capital (€9.11 million loss) and due to the increase in the financial expenses as a result of a higher level of debt reached after the Sogecable 20% takeover bid and after the Media Capital's takeover bids, as well as other acquisitions made during 2007.

Results from associates and other investments reached a €35.67 million loss, compared to the €8.73 million loss registered in 2006. This higher loss is explained by the contribution of the Printing activity, which was accounted by the equity method in 2007, and includes the impact of the restructuring plan in this business.

Minority interest reached a loss of €70.11 million compared to €1.42 million loss of the previous year. The difference is due to the minority interest coming from Sogecable, Media Capital and Radio in Spain.

Profit befote tax reached €289.00 million compared to €166.42 million registered in 2006 (+73.7%).

In 2007, the income tax expense included a deduction coming from the additional investment in Media Capital as a result of the mandatory takeover bid launched for the company. In 2006, the income tax expense included an income mainly due to the deductions for investing in foreign countries (the majority came from the investments in Portugal and Chile).

Net profit reached €191.97 million compared to €228.91 million registered in 2006 (-16.1%), mainly because of the increase in the financial expenses and the higher expense register in the income tax expense line compared to the last year.

BALANCE SHEET

ASSETS	€ Million 12/31/2007	12/31/2006
FIXED ASSETS	**4,832.05**	**4,174.45**
Property, plant and equipment [4]	423.16	475.88
Investment property	0.09	12.33
Goodwill [4]	2,420.08	1,547.56
Intangible assets	444.34	400.72
Long term financial investments	157.17	86.84
Investment in associates	13.25	280.74
Deferred tax assets	1,364.97	1,359.08
Other non current assets	9.00	11.28
CURRENT ASSETS	**1,621.42**	**1,756.11**
Inventories	325.16	270.32
Accounts receivable	1,215.98	946.08
Short term financial investments	7.46	5.16
Cash & cash equivalents	72.83	534.54
ASSETS HELD FOR SALE	**72.89**	**93.97**
TOTAL ASSETS	**6,526.36**	**6,024.52**

LIABILITIES	€ Million 12/31/2007	12/31/2006
SHAREHOLDERS EQUITY	**1,353.55**	**1,157.23**
Issued capital	22.04	21.88
Reserves	927.93	744.99
Income attributable to the parent company	191.97	228.91
Minority interest	211.61	161.46
NON CURRENT LIABILITIES	**3,124.84**	**2,803.18**
Long term financial debt	2,558.37	2,252.00
Issued exchangeable bonds	158.41	154.67
Deferred tax liabilities [4]	112.93	116.20
Provisions	67.35	50.91
Other non current liabilities	227.79	229.39
CURRENT LIABILITIES	**2,047.97**	**1,996.94**
Short term financial debt	536.05	843.41
Trade accounts payable	1,233.14	970.31
Other short term liabilities	245.48	157.52
Accrual accounts	33.31	25.71
LIABILITIES HELD FOR SALE	**0.00**	**67.17**
TOTAL LIABILITIES	**6,526.36**	**6,024.52**

[4] As a result of the allocation of the Goodwill of Sogecable, 2006 figures were modified in other to make them comparable with the ones of 2007: "Property, plant and Equipment" increased by €21.62 million, "Goodwill" decreased by €15.14 million and a "Deferred tax liabilities" amounting to €6.48 million was recognized.

The integration of Media Capital explains the main changes in the different lines of the balance sheet. Total assets and liabilities coming from Media Capital reached €412.55 million.

The most important change corresponds to the "*Goodwill*", due to the reclassification to this line of the goodwill generated by the acquisition of the initial 33% stake in Media Capital in 2005, previously registered in the line "*Investment in associates*" and to the new goodwills generated as a result of the voluntary and mandatory takeover bids launched for the 100% of Media Capital, after which Prisa's stake in Media Capital reached 94.69%. This line also includes the new goodwill generated in 2007 by the acquisition of Iberoamericana Radio Chile and the one generated by the acquisition of an additional 4.15% stake in Sogecable in 2007.

During 2007, Prisa ceased to classify the 40% of the assets and liabilities of Dédalo (Printing) as held for sale, as the process iniciated in 2006 for the disposal of this business was not completed within a year. As a consequence, the Printing activity is consolidated by the equity method since January, 1st 2007.

Additionally, during 2007 Prisa has started a process of sale of its Real Estate (three buildings). As a consequence, the net value of the Real Estate was classified to "Assets held for sale" as of December 31st, 2007.

INVESTMENTS

During 2007, total investments reached €868.22 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**15.68**	—	**15.68**
El País	15.07	—	15.07
Specialized & Regional Press	0.41	—	0.41
International Press	0.20	—	0.20
Radio	**22.25**	**65.61**	**87.86**
Radio in Spain	17.11	7.80	24.91
International Radio	5.09	57.81	62.90
Music	0.05	—	0.05
Education-Publishing	**46.49**	—	**46.49**
Audiovisual	**115.58**	**28.65**	**144.23**
Sogecable	99.10	0.13	99.23
Media Capital	12.41	27.57	39.98
Local TV	1.13	0.95	2.08
Plural	2.95	—	2.95
Digital	**4.03**	**0.01**	**4.04**
Others	**8.57**	**561.35**	**569.92**
Vertix	—	403.42	403.42
Prisa	6.01	152.45	158.47
Distribution	1.04	5.48	6.52
Prisa División Inmobiliaria	0.78	—	0.78
GDM	0.58	—	0.58
Others	0.15	—	0.15
Total	212.60	655.62	868.22

The most important long term financial investments were the following:

- Vertix: because of the acquisition of an additional 61.69% stake in **Media Capital**, mainly as a result of the voluntary takeover bid (acquisition of a 40.70% stake amounting to €255.95 million) and as a result of the mandatory takeover bid (acquisition of a 20.68% stake amounting to €145.23 million).

- Prisa: mainly because of the acquisition of an additional 4.15% stake in **Sogecable** to reach a 47.09% stake in the company (€152.30 million).

- International Radio: acquisition of all the shares of **Iberoamericana Radio Chile** through Unión Radio (€57.81 million; US$79.72 million).

- Media Capital: mainly because of the acquisition of an additional 40% stake in **CLMC Multimedia** amounting €3.21 million (company focused in the distribution of cinema, video and other multimedia products) as well as the acquisition of the minorities of the audiovisual production business (**Grupo NBP**) amounting to €15.20 million.

NET FINANCIAL POSITION

Net financial position as of December 31st, 2007 amounted to €3,014.13 million compared to €2,555.71 million registered in December 2006.

NET DEBT	€ Million	
	12/31/2007	12/31/2006
Financial debt	3,094.42	3,095.41
Non current liabilities	2,558.37	2,252.00
Current liabilities	536.05	843.41
Cash and cash equivalents	(80.28)	(539.70)
Net debt	**3,014.13**	**2,555.71**

In 2007, net debt increased by €458.42 million compared to December 2006, due to the following:

- The acquisition of an additional 61.69% stake in Media Capital, amounting to €403.09 million.
- The change in the net financial position of Sogecable in 2007, which decreased the Group´s debt by €125.18 million.
- Media Capital´s full consolidation, which contributed with €97.16 million to the Group´s net debt.
- The acquisition of all the shares of Iberoamericana Radio Chile, amounting to €57.81 million.
- The additional 4.15% stake in Sogecable, amounting to €152.30 million.

Prisa´s net debt, excluding Sogecable, amounted to €2,157.66 million compared to €1,574.05 million as of December, 2006.

As of December, 2007, the Group signed a six month **bridge loan** with HSBC for a maximum of €4,230 million, tied to market interests. The purpose of this financial facility is attending the financial obligations derived from the bid presented to the Spanish Securities Market Commission (CNMV) on December 28th, 2007 over the whole share capital of Sogecable. This agreement includes both the guarantee for the offer presented to the CNMV and a credit facility amounting to €2,050 million with the purpose of refinancing if necessary the syndicated loan the Group signed in June, 2007.

The average interest rate on the Group´s financial debt was 4.98% in 2007 and 3.68% in 2006.

CASH FLOW

€ Million	12/31/2007	12/31/2006
EBIT	**519.93**	**285.95**
Amortization	231.44	219.73
Change in working capital	33.66	118.67
Capex	(212.60)	(199.09)
Operating cashflow	**572.43**	**425.26**
Financial investments and other non recurrent investments	(655.62)	(1,041.33)
Financial result	(195.26)	(110.80)
Dividends	(33.71)	(30.20)
Taxes	(26.92)	64.36
Other	(119.35)	(1,260.10)
NET DEBT CHANGE	**458.42**	**1,952.82**

As of December 31st 2007, Grupo Prisa´s cash flow is influenced by the full consolidation of Media Capital since February 1st, 2007. The effect of this consolidation has resulted in an increase of €97.16 million in the Group´s net debt change.

The cash flow statement is only comparable when excluding the impact of the consolidation of Media Capital as of December 31st, 2007 and excluding the impact of the consolidation of Sogecable as of December 31st, 2006.

ACQUISITIONS AND RELEVANT EVENTS RELEASED IN 2007

Media Capital

As a result of the **voluntary takeover bid** launched for the 100% of **Grupo Media Capital** as of October, 2006, after which Prisa´s stake in Media Capital (through Vertix) reached 73.70%, Prisa launched as of Februrary, 2007, a **mandatory takeover bid** for the 100% of Grupo Media Capital. As a result of this mandatory takeover bid, Prisa´s stake in Grupo Media Capital reached 94.39%.

As of December, 2007, Prisa communicated that its Portuguese subsidiary Grupo Media Capital S.G.P.S. S.A., where Prisa owns a 94.69% stake, reached an agreement with Dali Invest Outdoor, SA, for the sale of the total shares representing the share capital and voting rights of **Media Capital Outdoors** –Publicidade, SA, for a global amount of €47 million.

Specialized Press

As of May 2007, Prisa, through Grupo Empresarial de Medios Impresos, S.L., reached a preliminary agreement with Grupo Alfonso Gallardo, S.L. to **sell**: i) the 100% stake in **El Correo de Andalucía, S.L.**, editor of the newspaper "El Correo de Andalucía" and ii) the 59.27% stake in **Diario Jaén, S.A.**, editor of "Diario Jaén". The total price amounted to €19 million.

As of June 2007, Prisa, through Espacio Editorial Andaluza Holding, S.L., reached an agreement with D. José Luis Martínez García, to **sell** the 31.89% stake in **Novotécnica, S.A.** (editor of "La Voz de Almería"), and the remaining stakes Espacio Editorial Andaluza Holding, S.L. had in other companies participated by Novotécnica, S.A. The total price amounted to €10 million.

Radio

As of July, 2007, Prisa announced that it had acquired from Claxson Chile, S.A. all the shares of **Iberoamericana Radio Chile, S.A.**, (IARC) through Grupo Latino de Radiodifusión Chile (GLR Chile), a subsidiary of Unión Radio. This transaction was authorized by the "Tribunal de Defensa de la Competencia" (TDLC) of Chile, which imposed several conditions.

As of December, 2007 Prisa communicated that, jointly with Grupo Godó de Comunicación, S.A., and with its subsidiary Sociedad de Servicios Radiofónicos Unión Radio, S.L., it had signed a **Memorandum of Understanding** with **3i Europe plc**, a fund management company integrated in the European venture capital firm 3i Group plc, by means of which the latter will entrance the shareholder structure of Unión Radio with an approximate stake of 16.20%, through a share purchase and an increase of capital, for a total investment of €225 million.

Sogecable

As of June, 2007, **Sogecable** and **Telefónica** reached an agreement to jointly offer Telefónica's telecom and Sogecable's digital television services as well as collaborating in the acquisition of contents for pay-television in the Spanish market.

As of December 20th, 2007, Prisa communicated that it had reached an **irrevocable agreement** with Eventos, S.A., by means of which the latter had agreed to sell to Prisa its shareholding in Sogecable (2.94%) within a takeover bid to be launched by Prisa at a price per class A ordinary share of €27.98. This agreement guarantees Prisa reaching a majority of Sogecable's share capital and guarantees Eventos, S.A. the sale of its shares at the price mentioned above. In the same day, The Board of Directors of Prisa agreed to launch a **mandatory takeover bid over** the whole share capital of Sogecable.

As of December 28th, 2007, Prisa filed an **application requesting authorization of the Offer** at the Spanish Securities Market Commission, together with the duly subscribed prospectus and the corresponding supplementary documentation required. Prisa raised the initial price of the offer, rounding it off to 28 euros per share.

APPENDIXES

I. Group Structure.

II. January- December financials breakdown by business unit

- II.I. Operating revenue breakdown by business unit.
- II.II. Operating expense breakdown by business unit.
- II.III. EBIT breakdown by business unit.
- II.IV. EBITDA breakdown by business unit.

III. Quarterly 2007-2006 financials breakdown by business unit

- III.I. Advertising revenue breakdown by business unit.
- III.II. Operating revenue breakdown by business unit.
- III.III. Operating expense breakdown by business unit.
- III.IV. EBIT breakdown by business unit.
- III.V. EBITDA breakdown by business unit.

IV. Audience of Cuatro.

V. Audience of TVI (Portugal).

VI. Prisacom: unic users

Appendix I

GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area, which operates in all the areas:


PRISA
Press
Radio
Education
Audiovisual
• El País
• Specialized Press
• AS
• Cinco Días
• Dominical
• Magazines
• International Press
• Radio in Spain
• International Radio
• Music
• Education in Spain, Portugal, Latam and USA
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital (*)
• Local TV
• Audiovisual Production
Digital/ Internet

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Real Estate, Head Quarters and Printing (Dédalo).

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production).

Appendix II.I.

OPERATING REVENUES € Million	JANUARY - DECEMBER 2007	2006	% Chg.
Press	**572.28**	**564.94**	**1.3%**
El Pais	411.90	410.50	0.3%
Advertising	218.22	205.13	6.4%
Circulation	126.24	125.03	1.0%
Add-ons	64.50	77.97	(17.3%)
Others	2.95	2.37	24.5%
Specialized & Regional Press	156.29	148.01	5.6%
AS	87.50	78.10	12.0%
Cinco Días	20.05	19.67	1.9%
Regional Press*	17.94	21.17	(15.3%)
Magazines	28.40	27.22	4.3%
Others	2.41	1.86	29.9%
International Press	8.01	9.21	(13.1%)
Consolidation Adjustments	(3.93)	(2.78)	(41.3%)
Radio	**422.76**	**375.81**	**12.5%**
Radio in Spain	307.83	273.72	12.5%
International Radio	88.60	75.85	16.8%
Music	29.70	27.14	9.4%
Consolidation Adjustments	(3.38)	(0.90)	---
Education - Publishing	**560.00**	**488.81**	**14.6%**
Audiovisual	**2,105.60**	**1,272.35**	**65.5%**
Sogecable	1,809.52	1,221.54	48.1%
Digital +	1,522.03	1,067.13	42.6%
Cuatro	287.49	154.41	86.2%
Media Capital**	238.97	---	---
Local TV	27.12	35.26	(23.1%)
Plural	53.96	30.24	78.4%
Consolidation Adjustments	(23.96)	(14.69)	(63.2%)
Digital	**34.67**	**30.86**	**12.4%**
Other Revenues	**129.86**	**204.60**	**(36.5%)**
Printing	---	71.00	---
Distribution	39.13	32.27	21.3%
GDM	26.36	25.36	3.9%
Others***	64.36	75.96	(15.3%)
Consolidation adjustments	**(129.13)**	**(125.60)**	**(2.8%)**
TOTAL	**3,696.03**	**2,811.76**	**31.4%**

* Regional Press (El Correo de Andalucía and Diario Jaén) contributes to the operating revenues until June, 2007.

** In order to adapt Media Capital's figures to the Group's accounting policies, this figure includes the amount coming from the Outdoor segment up to the date of the sale, as well as the capital gain of the operation, classified in Media Capital's profit and loss account as held for sale.

*** Others include mainly the activities from Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - DECEMBER 2007	2006	% Chg.
Press	**450.77**	**436.95**	**3.2%**
El Pais	311.50	300.38	3.7%
Specialized & Regional Press	135.70	130.80	3.7%
AS	72.70	63.57	14.4%
Cinco Dias	19.34	19.26	0.4%
Regional Press*	12.18	18.78	(35.2%)
Magazines	26.88	26.00	3.4%
Others	4.60	3.19	44.3%
International Press	7.49	8.55	(12.3%)
Consolidation adjustments	(3.93)	(2.78)	(41.3%)
Radio	**320.97**	**295.18**	**8.7%**
Radio in Spain	213.49	195.19	9.4%
International Radio	82.41	74.20	11.1%
Music	28.45	26.69	6.6%
Consolidation adjustments	(3.38)	(0.90)	---
Education - Publishing	**484.94**	**428.67**	**13.1%**
Audiovisual	**1,887.15**	**1,269.64**	**48.6%**
Sogecable	1,633.37	1,201.67	35.9%
Digital+	1,346.04	971.01	38.6%
Cuatro	287.33	230.67	24.6%
Media Capital**	185.19	---	---
Local TV	42.66	53.07	(19.6%)
Plural	49.89	29.58	68.6%
Consolidation adjustments	(23.96)	(14.69)	(63.2%)
Digital	**34.31**	**30.40**	**12.9%**
Other Expenses	**125.93**	**186.45**	**(32.5%)**
Printing	---	80.01	---
Distribution	37.63	30.47	23.5%
GDM	17.34	16.66	4.1%
Others***	70.96	59.32	19.6%
Consolidation adjustments	**(127.97)**	**(121.49)**	**(5.3%)**
TOTAL	**3,176.10**	**2,525.81**	**25.7%**

* Regional Press (El Correo de Andalucía and Diario Jaén) contributes to the operating expenses until June, 2007.

** In order to adapt Media Capital's figures to the Group's accounting policies, this figure includes the amount coming from the Outdoor segment up to the date of the sale, classified in Media Capital's profit and loss account as held for sale.

*** Others include mainly the activities from Real Estate and Headquarters. Provisions for owned companies are not included.

Appendix II.III.

EBIT € Million	JANUARY - DECEMBER 2007	2006	% Chg.
Press	**121.51**	**127.99**	**(5.1%)**
% margin	**21.2%**	**22.7%**	
El Pais	100.40	110.12	(8.8%)
% margin	24.4%	26.8%	
Specialized & Regional Press	20.59	17.21	19.7%
% margin	13.2%	11.6%	
AS	14.80	14.53	1.9%
% margin	16.9%	18.6%	
Cinco Dias	0.71	0.41	72.6%
% margin	3.5%	2.1%	
Regional Press*	5.76	2.39	141.2%
% margin	32.1%	11.3%	
Magazines	1.52	1.22	24.4%
% margin	5.3%	4.5%	
Others	(2.19)	(1.33)	(64.2%)
International Press	0.51	0.66	(22.7%)
% margin	6.4%	7.2%	
Radio	**101.79**	**80.62**	**26.3%**
% margin	**24.1%**	**21.5%**	
Radio in Spain	94.34	78.53	20.1%
% margin	30.6%	28.7%	
International Radio	6.19	1.65	---
% margin	7.0%	2.2%	
Music	1.25	0.45	178.4%
% margin	4.2%	1.7%	
Education - Publishing	**75.06**	**60.14**	**24.8%**
% margin	**13.4%**	**12.3%**	
Audiovisual	**218.45**	**2.71**	---
% margin	**10.4%**	**0.2%**	
Sogecable	176.15	19.87	---
% margin	9.7%	1.6%	
Digital+	175.99	96.12	83.1%
% margin	11.6%	9.0%	
Cuatro	0.16	(76.23)	100.2%
% margin	0.1%	(49.4%)	
Media Capital**	53.78	---	---
% margin	22.5%	---	
Local TV	(15.54)	(17.81)	12.8%
% margin	(57.3%)	(50.5%)	
Plural	4.07	0.66	---
% margin	7.5%	2.2%	
Digital	**0.35**	**0.45**	**(21.7%)**
% margin	**1.0%**	**1.5%**	
Others	**2.77**	**14.04**	**(80.2%)**
Printing	---	(9.00)	---
% margin	---	(12.7%)	
Distribution	1.51	1.80	(16.4%)
% margin	3.8%	5.6%	
GDM	9.02	8.71	3.6%
% margin	34.2%	34.3%	
Others***	(7.75)	12.53	(161.9%)
TOTAL	**519.93**	**285.95**	**81.8%**
% margin	**14.1%**	**10.2%**	

* Regional Press (El Correo de Andalucía and Diario Jaén) contributes to the EBIT until June, 2007.

** In order to adapt Media Capital's figures to the Group's accounting policies, this figure includes the amount coming from the Outdoor segment up to the date of the sale, as well as the capital gain of the operation, classified in Media Capital's profit and loss account as held for sale.

*** Others include mainly the activities from Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix II.IV.

EBITDA € Million	JANUARY - DECEMBER 2007	2006	% Chg.
Press	**136.73**	**144.28**	**(5.2%)**
% margin	**23.9%**	**25.5%**	
El Pais	113.31	123.09	(7.9%)
% margin	27.5%	30.0%	
Specialized & Regional Press	22.08	19.70	12.1%
% margin	14.1%	13.3%	
AS	15.37	15.89	(3.3%)
% margin	17.6%	20.3%	
Cinco Dias	0.88	0.80	10.2%
% margin	4.4%	4.0%	
Regional Press*	5.93	2.71	119.0%
% margin	33.0%	12.8%	
Magazines	1.96	1.51	30.3%
% margin	6.9%	5.5%	
Others	(2.06)	(1.20)	(72.1%)
International Press	1.34	1.49	(9.9%)
% margin	16.7%	16.2%	
Radio	**115.60**	**93.02**	**24.3%**
% margin	**27.3%**	**24.8%**	
Radio in Spain	102.81	85.75	19.9%
% margin	33.4%	31.3%	
International Radio	11.26	6.31	78.5%
% margin	12.7%	8.3%	
Music	1.52	0.97	57.1%
% margin	5.1%	3.6%	
Education - Publishing	**119.92**	**108.95**	**10.1%**
% margin	**21.4%**	**22.3%**	
Audiovisual	**385.61**	**152.16**	**153.4%**
% margin	**18.3%**	**12.0%**	
Sogecable	323.92	162.53	99.3%
% margin	17.9%	13.3%	
Digital+	319.97	235.74	35.7%
% margin	21.0%	22.1%	
Cuatro	3.95	(73.21)	105.4%
% margin	1.4%	(47.4%)	
Media Capital**	67.11	---	---
% margin	28.1%	---	
Local TV	(13.53)	(14.89)	9.1%
% margin	(49.9%)	(42.2%)	
Plural	8.11	4.52	79.3%
% margin	15.0%	15.0%	
Digital	**1.81**	**2.21**	**(18.2%)**
% margin	**5.2%**	**7.1%**	
Others	**19.97**	**30.85**	**(35.3%)**
Printing	---	(1.97)	---
% margin	---	(2.8%)	
Distribution	2.16	1.83	18.4%
% margin	5.5%	5.7%	
GDM	9.38	9.25	1.3%
% margin	35.6%	36.5%	
Others***	8.43	21.74	(61.2%)
TOTAL	**779.62**	**531.46**	**46.7%**
% margin	**21.1%**	**18.9%**	

* Regional Press (El Correo de Andalucía and Diario Jaén) contributes to the EBITDA until June, 2007.

** In order to adapt Media Capital's figures to the Group's accounting policies, this figure includes the amount coming from the Outdoor segment up to the date of the sale, as well as the capital gain of the operation, classified in Media Capital's profit and loss account as held for sale.

*** Others include mainly the activities from Real Estate and Head Quarters.

Appendix III.I

ADVERTISING REVENUES	2007				2006				% Chg.			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Press	**64.87**	**82.64**	**46.79**	**78.19**	**58.03**	**76.91**	**46.77**	**77.45**	**11.8%**	**7.5%**	**0.0%**	**0.9%**
El Pais	52.42	65.87	37.95	61.98	46.03	60.58	36.42	62.11	13.9%	8.7%	4.2%	(0.2%)
Specialized & Regional Press	12.54	15.73	7.75	15.75	11.81	15.53	9.17	13.87	6.1%	1.3%	(15.5%)	13.5%
AS	4.83	5.64	3.51	7.70	4.11	6.13	3.80	4.88	17.3%	(8.1%)	(7.6%)	57.8%
Cinco Días	3.17	3.75	1.72	3.09	2.97	3.20	1.60	3.22	6.9%	17.0%	7.2%	(4.2%)
Regional Press	2.69	3.62	0.79	1.59	2.95	3.82	2.56	3.14	(8.8%)	(5.2%)	(69.3%)	(49.3%)
Magazines	1.87	2.74	1.74	3.38	1.79	2.32	1.21	2.59	4.2%	18.1%	43.2%	30.3%
Others	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	0.06	(0.00)	0.04	(80.0%)	(123.7%)	(50.4%)	(113.8%)
International Press	0.93	1.02	1.11	0.92	0.90	0.96	1.25	1.81	3.9%	6.0%	(11.2%)	(49.1%)
Consolidation adjustments	(1.03)	0.02	(0.01)	(0.47)	(0.71)	(0.16)	(0.06)	(0.34)	(44.2%)	115.5%	77.2%	(37.8%)
Radio	**78.77**	**98.19**	**74.88**	**102.01**	**68.16**	**88.13**	**67.05**	**95.72**	**15.6%**	**11.4%**	**11.7%**	**6.6%**
Radio in Spain	64.13	79.12	52.44	74.87	53.32	70.35	50.56	69.42	20.3%	12.5%	3.7%	7.8%
International Radio	14.14	19.09	22.44	27.15	14.85	17.79	16.51	19.62	(4.8%)	7.3%	35.9%	38.3%
Music	0.50	0.00	0.00	0.00	0.00	0.00	0.00	6.67	---	---	---	(100.0%)
Consolidation adjustments	0.00	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)	(0.02)	(0.00)	100.0%	---	61.4%	(4.3%)
Audiovisual	**98.66**	**151.69**	**94.73**	**146.62**	**4.48**	**67.46**	**42.22**	**72.85**	---	**124.9%**	**124.4%**	**101.3%**
Sogecable	65.08	92.45	51.55	92.12	---	62.24	38.43	66.24	---	48.5%	34.1%	39.1%
Cuatro	58.09	84.36	46.17	84.08	---	54.10	33.23	57.60	---	55.9%	38.9%	46.0%
Digital+	6.99	8.09	5.37	8.04	---	8.10	5.24	8.64	---	(0.1%)	2.6%	(6.9%)
Media Capital	28.47	53.45	39.17	47.84	---	---	---	---	---	---	---	---
Local TV	4.66	5.41	3.71	6.27	4.48	5.22	3.79	6.48	4.1%	3.6%	(2.0%)	(3.3%)
Plural	0.44	0.38	0.31	0.39	0.00	0.00	0.00	0.13	---	---	---	193.6%
Digital	**2.64**	**4.00**	**3.50**	**5.66**	**1.78**	**2.88**	**2.04**	**3.96**	**48.7%**	**39.0%**	**71.4%**	**43.0%**
Others	**0.22**	**0.11**	**0.42**	**(0.65)**	**0.11**	**0.06**	**0.23**	**0.20**	**93.8%**	**97.9%**	**84.5%**	---
Consolidation adjustments	**(2.17)**	**(4.05)**	**(0.88)**	**(4.58)**	**(1.74)**	**(4.31)**	**(0.24)**	**(4.99)**	**(24.7%)**	**6.0%**	---	**8.2%**
TOTAL	**242.98**	**332.60**	**219.44**	**327.25**	**130.82**	**231.12**	**158.07**	**245.19**	**85.7%**	**43.9%**	**38.8%**	**33.5%**

Appendix III.II.

OPERATING REVENUES € Million	2007 Q1	2007 Q2	2007 Q3	2007 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	%Chg. Q1	%Chg. Q2	%Chg. Q3	%Chg. Q4
Press	**134.87**	**163.89**	**120.37**	**153.14**	**146.18**	**158.36**	**113.68**	**146.72**	**(7.7%)**	**3.5%**	**5.9%**	**4.4%**
El Pais	96.71	116.00	85.44	113.75	110.55	115.92	79.34	104.68	(12.5%)	0.1%	7.7%	8.7%
Advertising	52.42	65.87	37.95	61.98	46.03	60.58	36.42	62.11	13.9%	8.7%	4.2%	(0.2%)
Circulation	30.70	31.75	31.41	32.38	33.40	31.05	30.08	30.51	(8.1%)	2.3%	4.4%	6.1%
Add-ons	12.90	17.77	15.36	18.47	30.57	23.72	12.28	11.40	(57.8%)	(25.1%)	25.0%	62.1%
Others	0.69	0.61	0.73	0.92	0.56	0.58	0.56	0.67	22.8%	5.9%	29.3%	37.9%
Specialized & Regional Press	37.53	46.49	33.38	38.89	34.53	40.88	32.48	40.13	8.7%	13.7%	2.8%	(3.1%)
AS	20.06	23.07	22.09	22.27	17.44	20.72	19.09	20.84	15.0%	11.3%	15.7%	6.9%
Cinco Dias	5.44	5.83	3.63	5.16	5.49	5.52	3.49	5.18	(1.0%)	5.7%	4.0%	(0.4%)
Regional Press	5.02	9.23	1.47	2.23	5.31	6.45	4.59	4.82	(5.6%)	43.2%	(68.1%)	(53.8%)
Magazines	6.61	7.95	5.45	8.39	6.16	8.01	4.99	8.06	7.2%	(0.7%)	9.3%	4.2%
Others	0.41	0.42	0.74	0.84	0.12	0.19	0.32	1.23	—	125.3%	134.3%	(32.1%)
International Press	2.32	1.91	2.03	1.74	1.85	2.14	2.33	2.88	25.5%	(10.7%)	(12.8%)	(39.7%)
Consolidation Adjustments	(1.69)	(0.52)	(0.48)	(1.23)	(0.75)	(0.58)	(0.47)	(0.98)	(124.9%)	10.0%	(2.0%)	(26.1%)
Radio	**89.80**	**114.59**	**98.33**	**120.03**	**78.65**	**104.36**	**84.19**	**108.61**	**14.2%**	**9.8%**	**16.8%**	**10.5%**
Radio in Spain	72.91	88.13	59.67	87.12	60.60	77.66	57.43	78.03	20.3%	13.5%	3.9%	11.6%
International Radio	14.93	19.98	23.35	30.33	15.43	18.43	20.56	21.42	(3.2%)	8.4%	13.6%	41.6%
Music	2.79	7.61	15.72	3.59	2.69	8.30	6.38	9.77	3.6%	(8.3%)	146.4%	(63.3%)
Consolidation Adjustments	(0.83)	(1.14)	(0.40)	(1.01)	(0.07)	(0.03)	(0.18)	(0.61)	—	—	(118.5%)	(64.7%)
Education - Publishing	**124.01**	**107.19**	**185.24**	**143.56**	**116.72**	**109.00**	**160.06**	**103.03**	**6.2%**	**(1.7%)**	**15.7%**	**39.3%**
Audiovisual	**527.20**	**549.98**	**424.00**	**604.42**	**10.14**	**429.86**	**351.79**	**480.56**	**—**	**27.9%**	**20.5%**	**25.8%**
Sogecable	478.79	471.93	359.85	498.95	—	420.85	336.82	463.87	—	12.1%	6.8%	7.6%
Digital +	418.09	383.93	310.02	410.00	—	364.30	301.02	401.81	—	5.4%	3.0%	2.0%
Cuatro	60.70	88.01	49.83	88.95	—	56.60	35.75	62.07	—	55.5%	39.4%	43.3%
Media Capital	35.55	64.33	53.38	85.71	—	—	—	—	—	—	—	—
Local TV	5.97	7.34	5.09	8.71	8.52	8.91	6.36	11.47	(29.9%)	(17.6%)	(20.0%)	(24.0%)
Plural	11.68	12.93	10.10	19.25	3.00	4.13	11.56	11.55	—	—	(12.6%)	66.6%
Consolidation Adjustments	(4.79)	(6.55)	(4.42)	(8.20)	(1.38)	(4.02)	(2.95)	(6.34)	—	(63.1%)	(49.9%)	(29.3%)
Digital	**9.02**	**7.83**	**7.42**	**10.40**	**5.98**	**8.30**	**6.29**	**10.29**	**51.0%**	**(5.8%)**	**18.0%**	**1.1%**
Other Revenues	**44.64**	**50.05**	**42.15**	**(6.98)**	**41.43**	**64.82**	**39.62**	**58.73**	**7.7%**	**(22.8%)**	**6.4%**	**(111.9%)**
Printing	16.36	16.33	12.98	(45.68)	18.03	19.49	15.48	18.01	(9.2%)	(16.2%)	(16.1%)	—
Distribution	8.18	10.26	9.32	11.37	7.55	8.03	7.27	9.42	8.3%	27.7%	28.2%	20.8%
GDM	6.08	6.74	5.11	8.44	5.52	6.82	5.11	7.92	10.2%	(1.1%)	(0.1%)	6.5%
Others	14.02	16.72	14.74	18.89	10.34	30.48	11.76	23.39	35.6%	(45.2%)	25.3%	(19.2%)
Consolidation adjustments	**(35.51)**	**(39.21)**	**(29.94)**	**(24.47)**	**(23.49)**	**(37.37)**	**(27.17)**	**(37.56)**	**(51.1%)**	**(4.9%)**	**(10.2%)**	**34.9%**
TOTAL	**894.03**	**954.32**	**847.57**	**1,000.10**	**375.60**	**837.33**	**728.45**	**870.38**	**138.0%**	**14.0%**	**16.4%**	**14.9%**

Appendix III.III

OPERATING EXPENSES € Million	2007 Q1	2007 Q2	2007 Q3	2007 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	%Chg. Q1	%Chg. Q2	%Chg. Q3	%Chg. Q4
Press	**102.54**	**124.54**	**106.03**	**117.66**	**108.38**	**118.18**	**93.46**	**116.92**	**(5.4%)**	**5.4%**	**13.4%**	**0.6%**
El Pais	67.28	85.60	74.33	84.28	74.85	80.93	62.67	81.93	(10.1%)	5.8%	18.6%	2.9%
Specialized & Regional Press	34.89	37.72	30.37	32.72	32.41	35.80	29.20	33.39	7.6%	5.4%	4.0%	(2.0%)
AS	17.49	19.42	17.61	18.18	15.26	16.94	14.03	17.34	14.6%	14.7%	25.5%	4.9%
Cinco Dias	5.13	5.07	4.34	4.79	5.26	5.05	4.30	4.65	(2.3%)	0.4%	1.0%	3.0%
Regional Press	4.75	4.76	1.28	1.38	5.39	5.67	4.95	2.78	(11.8%)	(16.1%)	(74.1%)	(50.3%)
Magazines	6.51	7.48	5.68	7.21	6.04	7.62	5.23	7.11	7.8%	(1.8%)	8.5%	1.4%
Others	1.01	0.99	1.45	1.15	0.47	0.52	0.68	1.51	114.4%	88.7%	112.6%	(23.7%)
International Press	2.06	1.74	1.80	1.89	1.87	2.03	2.07	2.58	10.4%	(14.4%)	(12.8%)	(26.8%)
Consolidation adjustments	(1.69)	(0.52)	(0.48)	(1.23)	(0.75)	(0.58)	(0.47)	(0.98)	(124.9%)	10.0%	(2.0%)	(26.1%)
Radio	**73.56**	**81.72**	**83.20**	**82.49**	**67.64**	**77.61**	**69.52**	**80.42**	**8.7%**	**5.3%**	**19.7%**	**2.6%**
Radio in Spain	52.62	55.81	47.94	57.12	46.69	50.91	45.36	52.24	12.7%	9.6%	5.7%	9.4%
International Radio	18.83	19.56	21.48	22.55	17.87	18.67	18.13	19.53	5.4%	4.7%	18.4%	15.5%
Music	2.93	7.50	14.19	3.84	3.16	8.07	6.21	9.27	(7.2%)	(7.0%)	128.6%	(58.6%)
Consolidation adjustments	(0.83)	(1.14)	(0.40)	(1.01)	(0.07)	(0.03)	(0.19)	(0.61)	---	---	(118.5%)	(64.7%)
Education - Publishing	**102.81**	**107.46**	**135.84**	**138.83**	**100.58**	**98.64**	**118.28**	**111.17**	**2.2%**	**8.9%**	**14.8%**	**24.9%**
Audiovisual	**502.80**	**466.25**	**382.70**	**535.40**	**16.58**	**420.67**	**354.29**	**478.11**	**—**	**10.8%**	**8.0%**	**12.0%**
Sogecable	455.66	399.82	320.21	457.68	---	405.48	336.54	459.66	---	(1.4%)	(4.9%)	(0.4%)
Digital+	387.19	327.24	257.03	374.59	---	327.50	267.46	376.05	---	(0.1%)	(3.9%)	(0.4%)
Cuatro	68.47	72.59	63.19	83.09	---	78.00	69.05	83.61	---	(6.9%)	(8.5%)	(0.6%)
Media Capital	29.97	49.03	47.74	58.46	---	---	---	---	---	---	----	----
Local TV	10.70	11.36	9.35	11.25	14.15	14.27	10.82	13.83	(24.4%)	(20.4%)	(13.6%)	(18.7%)
Plural	11.27	12.58	9.82	16.22	3.81	4.93	9.88	10.96	195.5%	155.2%	(0.6%)	48.0%
Consolidation adjustments	(4.79)	(6.55)	(4.42)	(8.20)	(1.38)	(4.02)	(2.95)	(6.34)	---	(63.2%)	(49.8%)	(29.3%)
Digital	**10.34**	**7.99**	**7.66**	**8.32**	**6.33**	**7.89**	**6.56**	**9.62**	**63.4%**	**1.3%**	**16.7%**	**(13.5%)**
Other Expenses	**46.62**	**51.10**	**45.49**	**(17.29)**	**44.35**	**47.15**	**44.53**	**50.42**	**5.1%**	**8.4%**	**2.2%**	**(134.3%)**
Printing	17.87	17.10	15.59	(50.56)	19.36	20.66	18.79	21.20	(7.7%)	(17.2%)	(17.1%)	---
Distribution	7.93	9.83	9.16	10.71	7.19	7.61	7.28	8.39	10.4%	29.2%	25.8%	27.6%
GDM	4.56	4.32	3.92	4.54	4.13	4.12	3.95	4.45	10.3%	4.8%	(0.8%)	2.0%
Others	16.26	19.86	16.82	18.02	13.68	14.77	14.50	16.38	18.9%	34.5%	16.0%	10.0%
Consolidation adjustments	**(35.59)**	**(39.65)**	**(27.77)**	**(24.96)**	**(23.38)**	**(37.18)**	**(26.72)**	**(34.20)**	**(52.3%)**	**(6.6%)**	**(3.9%)**	**27.0%**
TOTAL	**803.08**	**799.41**	**733.15**	**840.46**	**320.49**	**732.95**	**659.91**	**812.46**	**150.6%**	**9.1%**	**11.1%**	**3.4%**

Appendix III.IV.

EBIT € Million	2007 Q1	2007 Q2	2007 Q3	2007 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4	% Chg. Q1	% Chg. Q2	% Chg. Q3	% Chg. Q4
Press	**32.33**	**39.35**	**14.35**	**35.48**	**37.80**	**40.18**	**20.22**	**29.79**	**(14.5%)**	**(2.1%)**	**(29.0%)**	**19.1%**
% margin	**24.0%**	**24.0%**	**11.9%**	**23.2%**	**25.9%**	**25.4%**	**17.8%**	**20.3%**				
El Pais	29.43	30.41	11.10	29.46	35.70	35.00	16.67	22.75	(17.6%)	(13.1%)	(33.4%)	29.5%
% margin	30.4%	26.2%	13.0%	25.9%	32.3%	30.2%	21.0%	21.7%				
Specialized & Regional Press	2.64	8.77	3.02	6.16	2.12	5.08	3.28	6.73	24.7%	72.8%	(8.1%)	(8.5%)
% margin	7.0%	18.9%	9.0%	15.8%	6.1%	12.4%	10.1%	16.8%				
AS	2.58	3.65	4.48	4.09	2.18	3.78	5.06	3.50	18.1%	(3.5%)	(11.4%)	16.8%
% margin	12.8%	15.8%	20.3%	18.4%	12.5%	18.3%	26.5%	16.8%				
Cinco Dias	0.30	0.76	(0.71)	0.36	0.23	0.46	(0.81)	0.52	28.6%	63.8%	11.7%	(30.4%)
% margin	5.5%	13.0%	(19.7%)	7.1%	4.3%	8.4%	(23.2%)	10.1%				
Regional Press	0.26	4.46	0.19	0.85	(0.07)	0.77	(0.36)	2.04	—	—	152.5%	(58.6%)
% margin	5.2%	48.4%	12.7%	38.0%	(1.4%)	12.0%	(7.7%)	42.4%				
Magazines	0.10	0.47	(0.23)	1.18	0.13	0.40	(0.25)	0.95	(24.0%)	18.9%	7.2%	24.8%
% margin	1.4%	5.9%	(4.2%)	14.1%	2.0%	4.9%	(5.0%)	11.7%				
Others	(0.60)	(0.57)	(0.71)	(0.32)	(0.35)	(0.34)	(0.37)	(0.28)	(69.8%)	(68.5%)	(93.7%)	(13.4%)
International Press	0.26	0.17	0.23	(0.15)	(0.02)	0.11	0.26	0.31	—	56.6%	(13.1%)	(147.3%)
% margin	11.1%	9.0%	11.2%	(8.4%)	(1.1%)	5.2%	11.2%	10.7%				
Radio	**16.25**	**32.87**	**15.14**	**37.54**	**11.01**	**26.75**	**14.67**	**28.19**	**47.6%**	**22.9%**	**3.2%**	**33.1%**
% margin	**18.1%**	**28.7%**	**15.4%**	**31.3%**	**14.0%**	**25.6%**	**17.4%**	**26.0%**				
Radio in Spain	20.29	32.33	11.73	30.00	13.91	26.75	12.07	25.80	45.8%	20.9%	(2.8%)	16.3%
% margin	27.8%	36.7%	19.7%	34.4%	23.0%	34.4%	21.0%	33.1%				
International Radio	(3.89)	0.43	1.87	7.78	(2.44)	(0.24)	2.43	1.89	(59.7%)	—	(22.8%)	—
% margin	(26.1%)	2.1%	8.0%	25.7%	(15.8%)	(1.3%)	11.8%	8.8%				
Music	(0.15)	0.11	1.53	(0.24)	(0.47)	0.24	0.17	0.51	68.9%	(53.2%)	---	(148.3%)
% margin	(5.2%)	1.4%	9.7%	(6.8%)	(17.4%)	2.8%	2.7%	5.2%				
Education - Publishing	**21.20**	**(0.27)**	**49.40**	**4.73**	**16.14**	**10.36**	**41.78**	**(8.14)**	**31.4%**	**(102.6%)**	**18.2%**	**158.1%**
% margin	**17.1%**	**(0.3%)**	**26.7%**	**3.3%**	**13.8%**	**9.5%**	**26.1%**	**(7.9%)**				
Audiovisual	**24.40**	**83.74**	**41.29**	**69.02**	**(6.44)**	**9.20**	**(2.49)**	**2.44**	---	---	---	---
% margin	**4.6%**	**15.2%**	**9.7%**	**11.4%**	**(63.6%)**	**2.1%**	**(0.7%)**	**0.5%**				
Sogecable	23.13	72.11	39.63	41.28	—	15.37	0.28	4.22	—	—	—	—
% margin	4.8%	15.3%	11.0%	8.3%	—	3.7%	0.1%	0.9%				
Digital+	30.90	56.69	52.99	35.41	—	36.80	33.56	25.77	—	54.0%	57.9%	37.4%
% margin	7.4%	14.8%	17.1%	8.6%	—	10.1%	11.1%	6.4%				
Cuatro	(7.77)	15.42	(13.36)	5.87	—	(21.40)	(33.31)	(21.52)	—	172.0%	59.9%	127.3%
% margin	(12.8%)	17.5%	(26.8%)	6.6%	—	(37.8%)	(93.2%)	(34.7%)				
Media Capital	5.58	15.30	5.64	27.25	—	---	—	—	—	—	---	---
% margin	15.7%	23.8%	10.6%	31.8%	---	---	—	—				
Local TV	(4.72)	(4.02)	(4.26)	(2.54)	(5.63)	(5.37)	(4.46)	(2.36)	16.1%	25.0%	4.4%	(7.3%)
% margin	(79.1%)	(54.8%)	(83.7%)	(29.1%)	(66.1%)	(60.2%)	(70.0%)	(20.6%)				
Plural	0.41	0.35	0.28	3.02	(0.81)	(0.81)	1.68	0.59	151.1%	143.2%	(83.4%)	—
% margin	3.5%	2.7%	2.8%	15.7%	(27.0%)	(19.5%)	14.6%	5.1%				
Digital	**(1.32)**	**(0.17)**	**(0.24)**	**2.08**	**(0.36)**	**0.41**	**(0.28)**	**0.67**	---	**(140.6%)**	**14.1%**	—
% margin	**(14.6%)**	**(2.1%)**	**(3.2%)**	**20.0%**	**(6.0%)**	**5.0%**	**(4.4%)**	**6.5%**				
Others	**(1.90)**	**(0.61)**	**(5.52)**	**10.80**	**(3.04)**	**17.48**	**(5.34)**	**4.94**	**37.6%**	**(103.5%)**	**(3.3%)**	**118.7%**
Printing	(1.51)	(0.76)	(2.61)	4.87	(1.33)	(1.17)	(3.32)	(3.19)	(13.4%)	34.9%	21.5%	---
% margin	(9.2%)	(4.7%)	(20.1%)	---	(7.4%)	(6.0%)	(21.4%)	(17.7%)				
Distribution	0.25	0.43	0.16	0.66	0.36	0.43	(0.01)	1.02	(32.2%)	1.2%	—	(35.0%)
% margin	3.0%	4.2%	1.7%	5.8%	4.8%	5.3%	(0.2%)	10.8%				
GDM	1.52	2.42	1.18	3.90	1.38	2.69	1.16	3.47	9.9%	(10.2%)	2.4%	12.2%
% margin	25.0%	35.9%	23.2%	46.2%	25.1%	39.5%	22.6%	43.9%				
Others	(2.15)	(2.70)	(4.26)	1.36	(3.46)	15.52	(3.17)	3.63	37.7%	(117.4%)	(34.4%)	(62.6%)
TOTAL	**90.96**	**154.91**	**114.43**	**159.64**	**55.11**	**104.38**	**68.54**	**57.92**	**65.1%**	**48.4%**	**66.9%**	**175.6%**
% margin	10.2%	16.2%	13.5%	16.0%	14.7%	12.5%	9.4%	6.7%				

Appendix III.V.

EBITDA	2007				2006				% Chg.			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Press	**35.81**	**43.00**	**18.44**	**39.48**	**41.45**	**43.74**	**23.82**	**35.28**	**(13.6%)**	**(1.7%)**	**(22.6%)**	**11.9%**
% margin	**26.6%**	**26.2%**	**15.3%**	**25.8%**	**28.4%**	**27.6%**	**21.0%**	**24.0%**				
El Pais	32.42	33.46	14.72	32.71	38.70	37.95	19.59	26.84	(16.2%)	(11.8%)	(24.9%)	21.9%
% margin	33.5%	28.8%	17.2%	28.8%	35.0%	32.7%	24.7%	25.6%				
Specialized & Regional Press	3.01	9.17	3.32	6.57	2.60	5.59	3.84	7.68	16.0%	64.1%	(13.5%)	(14.4%)
% margin	8.0%	19.7%	9.9%	16.9%	7.5%	13.7%	11.8%	19.1%				
AS	2.73	3.80	4.62	4.22	2.36	3.97	5.33	4.23	15.5%	(4.4%)	(13.3%)	(0.1%)
% margin	13.6%	16.5%	20.9%	19.0%	13.5%	19.2%	27.9%	20.3%				
Cinco Dias	0.35	0.80	(0.7)	0.41	0.36	0.58	(0.7)	0.56	(4.4%)	37.1%	4.9%	(27.4%)
% margin	6.3%	13.7%	(18.5%)	7.9%	6.6%	10.6%	(20.3%)	10.8%				
Regional Press	0.33	4.55	0.19	0.85	0.02	0.87	(0.3)	2.09	---	---	169.2%	(59.3%)
% margin	6.6%	49.3%	13.0%	38.2%	0.3%	13.6%	(6.0%)	43.4%				
Magazines	0.17	0.56	(0.1)	1.38	0.18	0.46	(0.2)	1.05	(2.3%)	20.6%	18.7%	31.6%
% margin	2.6%	7.0%	(2.7%)	16.4%	2.8%	5.8%	(3.6%)	13.0%				
Others	(0.56)	(0.54)	(0.68)	(0.29)	(0.32)	(0.30)	(0.33)	(0.25)	(78.7%)	(76.6%)	(103.8%)	(15.5%)
International Press	0.38	0.37	0.39	0.19	0.16	0.19	0.39	0.75	146.9%	92.6%	2.2%	(74.6%)
% margin	16.5%	19.4%	19.4%	11.0%	8.4%	9.0%	16.5%	26.2%				
Radio	**19.39**	**36.06**	**18.55**	**41.60**	**14.23**	**29.82**	**17.62**	**31.35**	**36.3%**	**20.9%**	**5.2%**	**32.7%**
% margin	**21.6%**	**31.5%**	**18.9%**	**34.7%**	**18.1%**	**28.6%**	**20.9%**	**28.9%**				
Radio in Spain	22.30	34.39	13.72	32.40	15.68	28.49	13.88	27.69	42.2%	20.7%	(1.1%)	17.0%
% margin	30.6%	39.0%	23.0%	37.2%	25.9%	36.7%	24.2%	35.5%				
International Radio	(2.8)	1.52	3.25	9.32	(1.2)	0.99	3.45	3.03	(143.3%)	53.7%	(5.7%)	---
% margin	(18.9%)	7.6%	13.9%	30.7%	(7.5%)	5.4%	16.8%	14.2%				
Music	(0.1)	0.15	1.57	(0.1)	(0.3)	0.35	0.29	0.63	71.3%	(55.3%)	—	(118.4%)
% margin	(3.0%)	2.0%	10.0%	(3.2%)	(11.0%)	4.2%	4.5%	6.4%				
Education - Publishing	**29.40**	**12.13**	**80.75**	**(2.4)**	**28.55**	**21.77**	**68.68**	**(10.1)**	**3.0%**	**(44.3%)**	**17.6%**	**76.5%**
% margin	**23.7%**	**11.3%**	**43.6%**	**(1.6%)**	**24.5%**	**20.0%**	**42.9%**	**(9.8%)**				
Audiovisual	**67.84**	**125.67**	**80.55**	**111.55**	**(4.9)**	**63.01**	**37.71**	**56.38**	—	**99.5%**	**113.6%**	**97.8%**
% margin	**12.9%**	**22.9%**	**19.0%**	**18.5%**	**(48.8%)**	**14.7%**	**10.7%**	**11.7%**				
Sogecable	62.62	109.94	74.47	76.90	---	67.64	38.94	55.94	---	62.5%	91.2%	37.5%
% margin	13.1%	23.3%	20.7%	15.4%	---	16.1%	11.6%	12.1%				
Digital+	69.34	93.45	86.84	70.34	—	88.10	71.20	76.44	—	6.1%	22.0%	(8.0%)
% margin	16.6%	24.3%	28.0%	17.2%	—	24.2%	23.7%	19.0%				
Cuatro	(6.73)	16.49	(12.37)	6.55	---	(20.50)	(32.20)	(20.51)	---	180.5%	61.6%	131.9%
% margin	(11.1%)	18.7%	(24.8%)	7.4%	---	(36.2%)	(90.1%)	(33.0%)				
Media Capital	7.54	18.50	8.88	32.19	—	—	—	—	—	—	—	—
% margin	21.2%	28.8%	16.6%	37.6%	—	—	—	—				
Local TV	(4.12)	(3.41)	(4.14)	(1.85)	(4.96)	(4.68)	(3.78)	(1.47)	16.9%	27.1%	(9.7%)	(25.7%)
% margin	(69.0%)	(46.5%)	(81.4%)	(21.2%)	(58.3%)	(52.6%)	(59.3%)	(12.8%)				
Plural	1.80	0.65	1.34	4.32	0.02	0.04	2.54	1.92	—	—	(47.5%)	125.4%
% margin	15.4%	5.0%	13.2%	22.4%	0.6%	1.1%	22.0%	16.6%				
Digital	**(1.0)**	**0.22**	**0.21**	**2.35**	**0.13**	**0.87**	**0.12**	**1.09**	—	**(75.2%)**	**76.3%**	**116.5%**
% margin	**(10.8%)**	**2.7%**	**2.9%**	**22.6%**	**2.2%**	**10.4%**	**1.9%**	**10.6%**				
Others	**3.50**	**6.67**	**0.95**	**8.86**	**0.15**	**22.62**	**(1.1)**	**9.15**	—	**(70.5%)**	**188.6%**	**(3.2%)**
Printing	0.38	0.75	(0.88)	(0.24)	0.269	0.518	(1.51)	(1.25)	39.9%	44.6%	41.8%	80.4%
% margin	2.3%	4.6%	(6.8%)	0.5%	1.5%	2.7%	(9.8%)	(6.9%)				
Distribution	0.39	0.66	0.29	0.83	0.40	0.50	0.07	0.86	(2.3%)	32.3%	—	(3.8%)
% margin	4.8%	6.4%	3.1%	7.3%	5.3%	6.2%	0.9%	9.2%				
GDM	1.64	2.49	1.27	3.99	1.50	2.81	1.27	3.68	9.2%	(11.5%)	0.1%	8.4%
% margin	26.9%	36.9%	24.9%	47.3%	27.1%	41.2%	24.8%	46.5%				
Others	1.10	2.78	0.27	4.29	(2.0)	18.80	(0.9)	5.86	154.3%	(85.2%)	130.1%	(26.8%)
TOTAL	**154.97**	**223.74**	**199.43**	**201.48**	**79.57**	**181.82**	**146.88**	**123.20**	**94.8%**	**23.1%**	**35.8%**	**63.5%**
% margin	**17.3%**	**23.4%**	**23.5%**	**20.1%**	**21.2%**	**21.7%**	**20.2%**	**14.2%**	**(18.2%)**	**8.0%**	**16.7%**	**42.3%**

Appendix IV

AUDIENCE OF CUATRO

During 2007, Cuatro has established itself as a new option within the Spanish free-to-air TV market.

Cuatro had an average audience of 7.7% in 2007, compared to 6.4% in 2006.

Cuatro's audience ratings continued to show a very positive trend. In December 2007, the average monthly audience share (24 hours) stood at 7.8%, compared to the 7.2% achieved both in December 2006 and in September, 2007, reflecting the good results of the new programming this season.

Audience figures were as follows:


24-hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
2006
2007

The average audience reached in December 2007 in the time slots of most interest to advertisers was 9.5% in the commercial target and 10.4% in the core commercial target, reflecting the popularity of the new programming and the channel's commercial profile.

Appendix V

AUDIENCE OF TVI (Portugal)

TVI, the free-to-air TV of Media Capital, maintained its leadership in Portugal, both in 24-hours audience share and in prime time.

The evolution of its audience share compared with its main competitors in 2007 is as follows:

24-hours audience share evolution


RTP1
SIC
TVI
30.7%
28.6%
34.6%
29.8%
29.7%
34.3%
4Q 2007
January- Dec. 2007

Prime time audience share evolution


RTP1
SIC
TVI
28.3%
28.3%
37.9%
28.0%
28.6%
37.9%
4Q 2007
January-Dec. 2007

Appendix VI

UNIC USERS PRISACOM: Unic users average (in thousands).

During 2007, Prisacom developed a new online Project called **ParaSaber.com** (www.parasaber.com), a website with more than 20 thematic guides written by experts where users can participate.

Also in 2007, Santillana and Prisacom developed **Kalipedia**, (www.kalipedia.com), a free content encyclopaedia project.


Elpais.com: 3,812
As.com: 3,221
Los40.com: 2,226
Cadenaser.com: 1,220
Cuatro: 765
Plus.es: 567
5dias.com: 423
Elpais.com: 6,996
As.com: 4,228
Los40.com: 2.292
Cadenaser.com: 1,790
Cuatro: 1,326
Plus.es: 753
5dias.com: 686
Kalipedia.com: 402
Parasaber.com: 78
+51.6%
12,234
18,551
January-Dec. 2006
January-Dec. 2007

(*)Source: internal estimates.

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

Miguel Satrústegui Gil-Delgado
Secretario General

RECEIVED
2008 MAY 30 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, May 27, 2008

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notices of significant event (Comunicación de hecho relevante), dated December 19, 2007, and April 16, 2008, regarding the acquisition by 3i Group from Promotora de Informaciones, S.A. (PRISA) and Grupo Godó de Comunicación, S.A. of a 6,5% share in the capital stock of Sociedad de Servicios Radiofónicos Unión Radio, S.L. . These English versions were not filed with the CNMV, and are attached as **Items 1 and 2**.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated December 20, 2007, regarding the agreement reached by Prisa (through its subsidiary Grupo Media Capital SGPS) whereby Dali Invest Outdoor, S.A. has acquired all share capital and voting rights in Media Capital Outdoor-Publicidade, S.A. This English version was not filed with the CNMV, and is attached as **Item 3**.

C) The English version of a notices of significant event (Comunicación de hecho relevante), dated December 20 and 28, 2007, and 14 February 2008, and March 6, May 9, 13, 16 and 22, 2008, regarding the takeover bid launched by Prisa over the whole share capital of SOGECABLE, S.A. These English versions were not filed with the CNMV, and are attached as **Items 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13**.

D) The English version of a notice of significant event (Comunicación de hecho relevante), dated December 26, 2007, regarding the composition of the Audit Committee and the Corporate Governance, Appointments and Remuneration Committee. This English version was not filed with the CNMV, and is attached as **Item 14**.

E) The English version of a notice of significant event (Comunicación de hecho relevante), dated February 7, 2008, regarding the second semi- annual report of the year 2007. This English version was not filed with de CNMV and is attached as **Item 15.**

F) Notices of significant event (Comunicación de hecho relevante), dated February 7 and 11, 2008, and March 13, 2008, regarding the General Shareholders' Meeting held on March 13, 2008, the speeches delivered by the Chairman and the Chief Executive Officer at the Ordinary General Shareholders' Meeting held on said date and the payment of dividends by the company. These English versions were not filed with de CNMV and are attached as **Items 16, 17, 18, 19, 20 and 21.** These English versions were not filed with the CNMV.

Likewise, the following documentation that was available to the shareholders is published in the web of the company (www.prisa.es.):

i) The Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2007 fiscal year, together with their respective audit reports (Item One on the Agenda).

ii) Director's report concerning the Compensation Package to grant stock options to executive directors and company managers, authorizing and delegating such matters to the Board of Directors, including powers to increase share capital pursuant to Article 153 paragraph 1.b of the Corporations Law, including powers to exclude preemptive subscription rights (Item 5 on the Agenda).

iv) Forms and conditions for exercising the right to information, granting proxy and distance voting.

v) 2007 Annual Report on Corporate Governance

vi) 2007 Annual Audit Report.

vii) 2007 Annual Report on Compliance prepared by the Corporate Governance, Appointments and Remuneration Committee.

G) The English version of a notice of significant event (Comunicación de hecho relevante), dated February 19, 2008, regarding the acquisition by Prisa (through its subsidiary Gran Via Musical de Ediciones, S.L.) of 70% of the share capital of RLM, S.A. and Mercandising on Stage, S.L. as well as 19% of Planet Events (in which Prisa already held a 51% interest). This English version was not filed with the CNMV, and is attached as **Item 22**

H) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 13, 2008, regarding the conversion into ordinary shares of the certain redeemable shares of the company and the redemption of the remaining. This English version was not filed with the CNMV, and is attached as **Item 23**.

I) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 14, 2008, regarding the delivery of shares to executive directors and managers of Grupo Prisa. This English version was not filed with the CNMV, and is attached as **Item 24**.

J) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated April 17, 2008, regarding the appointment of Mr. Alfonso Lopez Casas as Director of the company. This English version was not filed with the CNMV, and is attached as **Item 25**.

K) The English version of a notice of significant event (Comunicación de hecho relevante), dated April, 17, 2008, regarding the first quarter report of the year 2008, that is attached as **Item 26.** This English version was not filed with the CNMV.

L) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated May 20, 2008, regarding the letter of intent signed by Prisa (through its subsidiary Prisa División Inmobiliaria, S.L.) to inter into a sale and lease-back agreement with respect to some buildings with Longshore, S.L.. This English version was not filed with the CNMV, and is attached as **Item 27**.

M) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated May 23, 2008, regarding an intra-group operation consisting in the acquisition of all of the capital stock of Plural Entartainment España, S.L. by Grupo Media Capital SGPS, S.A. This English version was not filed with the CNMV, and is attached as **Item 28**.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

RECEIVED

2008 MAY 30 A 10: 02

FICE OF INTERNATIONAL
CORPORATE FINANCE

December 19, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that Promotora de Informaciones, S.A. (Prisa) together with Grupo Godó de Comunicación, S.A. (Godó) and its subsidiary Sociedad de Servicios Radiofónicos Unión Radio, S.L. (Unión Radio) have signed a letter of intent with 3i Europe plc (funds manager within the important European venture capital firm 3i Group plc) whereby the latter will acquire a minority stake in Unión Radio.

3i Group plc's total investment will be €225,000,000, representing approximately 16.2%, made through share purchases from Prisa and Godó and future capital increases in Union Radio, to be used to finance its investment plans. These figures reflect a total valuation of Union Radio of €1,244,500,000 prior to 3i Group plc's investment and less net debt. Prisa will maintain in excess of 66% of Unión Radio share capital.

The principal objective of the agreement is to implement a plan to expand Unión Radio. In the medium term there is likewise a possibility that this Prisa subsidiary may be listed on the stock market in Spain or in the U.S.

The operation is expected to be completed during the first four months of 2008.

RECEIVED
2008 MAY 30 A 10: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT OF RELEVANT INFORMATION

Pursuant to Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**") hereby notifies the National Securities Market Commission ("**CNMV**") of the following

RELEVANT EVENT

Further to the announcement of relevant event no. 87440, made on December 19, 2007, Prisa hereby announces that today it entered into an Investment Agreement whereby 3i Group plc has acquired from Prisa and Grupo Godó a 6.5% share in the capital stock of Sociedad de Servicios Radiofónicos Unión Radio, S.L. (Unión Radio) for 78,400,000 euro, of which 62,700,000 are due Prisa and 15,600,000 Grupo Godó.

3i Group plc likewise subscribed a capital increase in Unión Radio in the amount of 21,600,000 euro.

In consequence, through this acquisition and capital increase 3i Group plc now holds an 8.14% share in Unión Radio.

The capital distribution resulting from these operations is as follows: Prisa, 73.49%; Grupo Godó, 18.37% and 3i, 8.14%.

It is envisioned that in successive capital increases 3i Group plc will increase its share in Unión Radio to 16.63% through additional outlays of 125,000,000 euro, thus realizing a total investment of 225,000,000 euro.

Madrid, April 16, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**") hereby informs the National Securities Market Commission ("**CNMV**") of the following

RELEVANT EVENT

The Portuguese group Media Capital SGPS ("**Media Capital**"), in which Prisa holds a 94.69% interest, informed the Portuguese Securities Commission *Comissao do Mercado de Valores Mobiliarios* (www.cmvm.pt) today that it has entered into an agreement whereby Dali Invest Outdoor, SA (a wholly-owned subsidiary of Fundo Explorer II Capital de Risco) will acquire all share capital and voting rights in Media Capital Outdoor-Publicidade, SA for a total of Euro 47,000,000.00, including the acquisition of shares, shareholder loans (*prestaciones suplementares*) and repayment of all current debt.

Madrid, December 20, 2007

[*PRISA's letterhead*]

RELEVANT EVENT COMMUNICATION

Promotora de Informaciones, S.A. ("**Prisa**"), in accordance with the provisions of article 82 of Law 24/1988, of 29 July, on the Securities Market, hereby communicates to the Spanish Securities Market Commission (*Comisión Nacional del Mercado de Valores*, "**CNMV**") the following

RELEVANT EVENT

Pursuant to the provisions of article 16 of Royal Decree 1066/2007, of 27 July, on takeover bids (the "**RD 1066/2007**"), Prisa, who holds 47.086% of the share capital of Sogecable, S.A. ("**Sogecable**"), communicates the following:

1.- **Irrevocable agreement.** Prisa has reached an irrevocable agreement with Eventos, S.A., holder of class A shares of Sogecable amounting to 2,94% of its share capital, pursuant to which Eventos, S.A. has agreed to sell to Prisa its shareholding in Sogecable within a takeover bid to be launched by Prisa at a price per class A ordinary share of €27.98. This agreement guarantees Prisa reaching a majority of Sogecable's share capital and guarantees Eventos, S.A. the sale of its shares at the price mentioned above.

2. **Offer.** The Board of Directors of Prisa has agreed today to launch a takeover bid (the "**Offer**") over the whole share capital of Sogecable, under the following main terms and conditions:

(i) Price: The Offer shall be instrumented by means of a sale and purchase. The consideration offered by Prisa, to be paid in cash, will be twenty seven euros with ninety eight cents (€27.98) per class A ordinary share of Sogecable. This price equals the highest price agreed to or paid by Prisa in the last 12 months, and, consequently, it meets the requirements to be considered as an equitable price (*precio equitativo*) pursuant to article 9 of RD 1066/2007. Prisa has ensured that it can fully pay the consideration of the Offer, by means of the execution of the relevant financing agreements with HSBC, which is acting as financial adviser and as lender in the transaction.

(ii) Securities affected by the Offer:

- The Offer shall be addressed to all the shareholders of Sogecable holding any of the 137,576,803 class A ordinary registered shares, with a face value of two euros each, numbered respectively 1 to 137,576,803 and represented by means of book entries.

- The Offer shall also be addressed to all the shareholders of Sogecable holding any of the 284,500 new class A ordinary shares of Sogecable, with a face value of two euros each, resulting from the conversion of an equal number of class B redeemable shares (series B-2007) agreed by the Board of Directors of Sogecable on 18 December 2007. Such conversion is still pending registration with the Mercantile Registry and the relevant shares are still pending to be listed in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, by means of the Stock Inter-connection System (*Sistema de Interconexión Bursátil*) (SIBE).

- The Offer shall not be addressed to the other 102,000 class B redeemable shares of Sogecable (series B-2007), since the Board of Directors of Sogecable has approved on 18 December 2007 the redemption and write-off of such shares, being such resolutions still pending of registration with the Mercantile Registry.

- A for the 469,004 Sogecable class B redeemable shares (series B-2008), with a face value of two euros each, it is expressly stated that, considering that these shares are used to hedge the stock option plans maturing on October 2008 and that, consequently, the holder of such shares has undertaken not to transfer them, these redeemable shares shall not be acquired in the Offer, without prejudice to the possibility of such 469,004 redeemable shares being immobilised.

- The offer shall not be addressed to the 1,260,043 warrants issued by Sogecable nor to the stock options held by the directors and officers of Sogecable which are hedged with the redeemable shares referred to above. Finally, the Offer will not comprise the bonds convertible into Sogecable shares issued by Vivendi, S.A. in 2003.

(iii) Conditions: The Offer is not subject to any conditions.

3. Nature of the Offer. The Offer shall be considered as a mandatory offer in accordance with the provisions of RD 1066/2007, since Prisa has acquired -considering to these effects the shares underlying the acquisition agreement referred to in section 1 above- a number of Shares in Sogecable that confer voting rights over 50% and over 5% within a 12 month period.

4. Shares at which the Offer is effectively addressed. 65,181,893 class A shares of Sogecable held by Prisa shall not accept the Offer and shall be immobilised. Additionally, 469,004 class B (series B-2008) redeemable shares of Sogecable, with a face value of two euros each, and which are used for hedging the stock option plans on Sogecable shares, shall not accept the Offer and may also be, as the case may be, immobilised.

Accordingly, save for other shares that may be immobilised by their holders, the Offer shall be effectively addressed at a maximum number of 72,394,910 class A ordinary shares of Sogecable, with a face value of two (2) euros each, plus 284,500 new class A ordinary shares agreed to be issued by the Board of Directors of Sogecable held on 18 December 2007 as a consequence of the conversion of 284,500 class B (series B-2007) redeemable shares. Except for the abovementioned 284,500 new shares, class A shares of Sogecable are represented in book-entry form and listed in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated in the Stock Inter-connection System (*Sistema de Interconexión Bursátil*) (SIBE)

5. Filing of the Offer. According to article 17 of Royal Decree 1066/2007, the Offer shall be filed within one month from the date of today.

6. Antitrust and regulatory consents. Prisa duly notified the takeover bid over Sogecable launched in November 2005 to the Spanish Competition Authorities and such transaction was authorised by the Spanish Economy Minister, who then confirmed that the transaction amounted to an economic concentration by virtue of which Prisa gained exclusive control over Sogecable for antitrust purposes. Hence, Prisa understands that the Offer shall not result in a further economic concentration since it does not imply a change of control in Sogecable. Considering that no change of control will occur as a result of the Offer, the Offer is not subject to either Law 15/2007 (article 7.1) or Regulation CE number 139/2004 (article 3.1) and therefore there is no need to make any filing with the Spanish Competition Authority or the European Commission.

Besides, as for the provisions of article 21 of Law 10/1988 on Private Television, Prisa has been authorised by a resolution of the Secretary of State for Telecommunications and Information Society (*Sociedad de la Informacion*) of the Ministry of Commerce, Tourism and Industry to increase its stake in Sogecable over 45% of the share capital (being the latter the highest threshold set in paragraph 2 of such article).

7. Purpose of the Offer. The purpose of the Offer is the acquisition by Prisa of the majority of the share capital of Sogecable. Prisa intends to set Sogecable as the cornerstone of the audiovisual activities within the Prisa Group.

Additionally, Prisa has a firm intention to keep Sogecable as a listed company. Were the acceptance level of the Offer very high and render the shareholder base of Sogecable too narrow to continue being listed, Peter would take the appropriate actions to keep such listing or, ultimately, to delist Sogecable in compliance with the applicable regulations.

Madrid, 20 December 2007

____

D. Miguel Satrústegui Gil-Delgado

Secretary to the Board of Directors

RECEIVED
2008 MAY 30 A 10: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**" or the "**Offeror**") hereby informs the National Securities Market Commission ("**CNMV**") of the following

RELEVANT EVENT

Concerning the announcement of a relevant event made on December 20, 2007 in which Prisa informed that (i) an irrevocable agreement has been reached with Eventos, S.A. owner of 2.94% of Sogecable's Class A shares (or 2.95% considering the redemption of 102,000 Class B Series B-2007 redeemable shares agreed by Sogecable, S.A. on December 18) whereby Eventos undertakes to sell and transfer to Prisa its holdings in Sogecable, S.A. (**"Sogecable"**) within the framework of Prisa's takeover bid and (ii) that the corresponding decision has been made to acquire all of Sogecable stock (the **"Offer"**), Prisa hereby announces the following:

(i) Today an application requesting authorization of the Offer was filed at the National Securities Market Commission (copy attached), together with the duly subscribed prospectus and the corresponding supplementary documentation required pursuant to Articles 17 and 20 of Royal Decree 1066/2007 of July 27, on the regulation of takeover bids.

(ii) After the public announcement of the offer made on December 20, for technical reasons the Offeror has raised the initial price of 27.98 euros per Class A share of Sogecable stock, rounding it off to 28 euros per share.

Madrid, December 28, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

In accordance with the provisions of Article 82 of Law 24/1988 of July 29 governing the Securities Market and Article 32.6 of Royal Decree 1066/2007 of July 27 governing takeover bids, Promotora de Informaciones, S.A. ("**Prisa**") hereby informs the National Securities Market Commission of the following

RELEVANT EVENT

Today Prisa signed a share purchase agreement with Eventos, S.A. (hereinafter "**Eventos**"), whereby Eventos has sold to Prisa 4,076,358 ordinary Class A shares in Sogecable, S.A. ("**Sogecable**"), representing 2.95% of Sogecable stock and voting rights, for a total of 114,138,024 euro. The total price is equivalent to a price per share of 28 euro, the per-share compensation offered by Prisa in its public offer to acquire Sogecable stock launched on December 28, 2007 (the **"Offer"**). In consequence, the contract signed between Prisa and Eventos on December 20, 2007 (made public in Announcement of Relevant Information no. 87,473) is no longer in effect.

As a result of the acquisition, Prisa now controls a total of 69,258,251 Class A Sogecable shares, representing 50.07% of its total share capital. This acquisition in no way changes the terms and conditions of the Offer.

Madrid, February 14, 2008

PRISA
Educación, información, entretenimiento

Attention: Economics and Communications Sections

PRESS RELEASE

SIX BANKS FINANCE PRISA'S TAKEOVER BID FOR SOGECABLE

The syndicated bridge loan initially granted by HSBC to finance **PRISA's** December 20, 2007 takeover bid to acquire 100% of Sogecable stock was signed on February 29. In addition to HSBC, the syndicated loan includes La Caixa, CajaMadrid, Banesto, BNP and Natixis, banks which have collaborated and supported the group's financing in the past.

The offer, at a price of 28€ per share, received administrative approval from the National Securities Market Commission on January 14, 2008. **PRISA** holds a 50.07% share in Sogecable, after having acquired Eventos S.A.'s interest.

Based on the final results of the bid when known, the Group will proceed to restructure its financial position.

Madrid, March 6, 2008

Madrid, May 9, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (Prisa) announces that subject to the official results of the bid to acquire all of the share capital in Sogecable, S.A.,which will be published shortly by the National Securities Market Commission, according to data from the agent bank, acceptances received to-date indicate that Prisa has obtained an interest in Sogecable in excess of 95%.

Prisa considers these provisional data to be very satisfactory, since this will facilitate the development of the Group's audiovisual activities with respect to Sogecable.

In that regard, Prisa's directors will shortly evaluate the situation resulting from the bid and, if warranted, assess any possible corporate restructuring operations and disposal of assets, in the terms set forth in Chapter IV of the offer prospectus. As soon as any decisions are taken, they will be made public in an announcement of relevant information.

PRISA
Educación, información, entretenimiento

Attention Economy and Communications Sections

PRESS RELEASE

PRISA ACQUIRES OVER 95% OF SOGECABLE

PRISA has aquired over 95% of the share capital of Sogecable, according to the provisional results to be confirmed officially by the National Securities Market Commission.

This afternoon the company released an announcement of relevant information in that regard that reads:

Promotora de Informaciones, S.A. (Prisa) announces that subject to the official results of the bid to acquire all of the share capital in Sogecable, S.A., which will be published shortly by the National Securities Market Commission, according to data from the agent bank acceptances received to-date indicate that Prisa has obtained an interest in Sogecable in excess of 95%.

Prisa considers these provisional data to be very satisfactory, since this will facilitate the development of the Group's audiovisual activities with respect to Sogecable.

In that regard, Prisa's directors will shortly evaluate the situation resulting from the bid and, if warranted, assess any possible corporate restructuring operations and disposal of assets, in the terms set forth in Chapter IV of the offer prospectus. As soon as any decisions are taken, they will be made public in an announcement of relevant information.

When questioned by members of the press, **PRISA's** CEO underscored that in the next few days the company will assess any corporate operations that may derive from the results of the bid, including a possible merger of the companies.

He added that, in his opinion, Grupo **PRISA's** flexibility and freedom of movement will be increased when entering into alliances and determining possible sales of assets, as well as its strategy for the future, especially in the audiovisual and telecommunications sectors.

"Once all of this process has been concluded –he said-, **PRISA** will be a more solid company, with better-defined strategies and organization, and financial and commercial structures better suited to its projects for growth in the short and middle term".

Madrid, May 9, 2008

CNMV
National Securities Market Commission

RESULTS OF PROMOTORA DE INFORMACIONES, S.A.'s
BID TO TAKEOVER SOGECABLE, S.A.

Tuesday, May 13, 2008

In compliance with the provisions of the second paragraph of Article 36 of Royal Decree 1066/2007 of July 27, the National Securities Market Commission announces that Promotora de Informaciones, S.A.'s bid to acquire 100% of the capital stock of Sogecable, S.A. (excluding 69,258,251 ordinary Class A shares and 469,004 redeemable Class B, Series B-2008, shares totaling 50.41% of the share capital, which were subject to a lockup period by their respective owners as detailed in the offer prospectus) has been successful, the bid having been accepted by holders of 65,905,845 shares, representing 96.07% of the total targeted stock and 47.64% of the company's total capital stock, since the results of the offer were not conditioned upon the receipt of a minimum number of acceptances.

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market (**"LMV"**) and Article 48.3 of Royal Decree 1066/2007 of July 27 governing public bids to acquire securities (**"Royal Decree"**), Promotora de Informaciones, S.A. (**"Prisa"**) hereby makes public the following

ANNOUNCEMENT OF RELEVANT INFORMATION

On May 13, 2008 the National Securities Market Commission published results of Prisa's offer (**"Offer"**) to acquire 100% of the share capital of Sogecable, S.A. (**"Sogecable"**). The Offer offered 28 euros for each Class A Sogecable share and 2.50 euros for each redeemable Class B Sogecable share, although those redeemable shares were subject to a lockup period and, thus, could not participate in the Offer.

As a result of the Offer, stockholders owing 65,905,845 Class A Sogecable shares, representing 47.64% of its share capital (which in turn represent 96.07% of the shares effectively targeted in the Offer) accepted the Offer. Consequently, and after liquidating the Offer, Prisa will own 97.71% of the total Sogecable stock. In that regard, the conditions set forth in Article 60 quarter of the LMV and Article 47 of the Royal Decree have been met, authorizing (i) Prisa to squeeze out the remaining Sogecable shareholders and (ii) the remaining Sogecable shareholders to sell out to Prisa.

Within the term provided in Article 48 of the Royal Decree, and once Prisa directors have decided whether to exercise the squeeze-out, the market will be notified in an announcement of relevant information. Likewise, in the event that a squeeze-out of Sogecable shares is decided, within the three-month maximum legal term from the date for accepting the offer (May 9, 2008), pursuant to Article 48 of the Royal Decree an announcement of the decision will be made, detailing the squeeze-out date and procedure.

Without prejudice to the foregoing, as indicated in the Offer prospectus, Sogecable shareholders wishing to exercise their sell-out rights may do so in accordance with the provisions of Article 60 quater of the LMV and Article 47 of the Royal Decree. In that regard, Sogecable shareholders wishing to exercise their sell-out rights may do so within the term of three (3) months from the final day of the term for accepting the Offer (May 9, 2008) or, in the event that Prisa exercises its squeeze-out rights, prior to the date set as the final date of trading of Sogecable shares in the public announcements made concerning the exercise of that right.

The shareholders who wish to participate in the sell out should file an application to that effect in writing at the Iberclear participating entity where their shares are deposited. On a daily basis, the Iberclear depository entities will forward to Prisa the sell-out requests through the Banco Bilbao Vizcaya Argentaria, S.A., as described in detail in the Offer prospectus.

In any event, Sogecable shareholders are reminded that if they sell their shares by exercising their sell-out rights, they must assume the expenses incurred in the sale and liquidation of that stock and, thus, they are advised to enquire in advance as to the amount they will be charged.

Both the sell-out price and, if applicable, the squeeze-out price will be the same as the Offer price (28 euros per Class A Sogecable share), subject to possible adjustments detailed in the Offer prospectus.

Madrid, May 16, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**") hereby notifies the National Securities Commission ("**CNMV**") of the following

RELEVANT EVENT

At its meeting held today, Promotora de Informaciones, S.A.'s Executive Committee analyzed the situation resulting from the conclusion of the takeover bid launched to acquire all of the capital stock of Sogecable, S.A. and adopted the following resolutions concerning Prisa's plans and intentions with respect to future activities, strategic plans and company reorganizations in Sogecable:

(i) To undertake to update the strategic plan of the company and its group.

(ii) To initiate a financial restructuring process within the Prisa Group, based on market conditions, evaluating the appropriateness of undertaking disinvestment operations and/or raising capital on the markets.

(iii) To initiate a reorganization of Prisa Group's audiovisual business, in line with the initiatives announced in the prospectus to the Sogecable takeover bid, including a possible total or partial disposal of the pay-TV business.

(iv) With regard to the abovementioned resolutions, the Executive Committee has entrusted the company's CEO Mr. Juan Luis Cebrián Echarri with the task of taking the necessary measures and preparing proposals to be submitted to the corresponding boards of directors.

Madrid, May 22, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of the Securities Market (Law 24/1988 of July 29 on the Securities Market) ("**LMV**") and Article 48.4 of Royal Decree 1066/2007 of July 27 governing public bids to acquire securities ("**Royal Decree**"), Promotora de Informaciones, S.A. ("**Prisa**") hereby makes public the following:

RELEVANT INFORMATION

On May 13, 2008 the National Securities Market Commission ("**CNMV**") published the results of Prisa's offer ("**Offer**") to acquire 100% of the share capital of Sogecable, S.A. ("**Sogecable**"). The offer was made at a price of 28 euros for each ordinary Class A Sogecable share and 2.50 euros for each redeemable Class B (Series B-2008) Sogecable share, although those redeemable shares were subject to a lockup period and, thus, could not participate in the Offer.

As a result of the Offer, stockholders owning 65,905,845 ordinary Class A Sogecable shares representing 47.64% of its share capital (which in turn represent 96.07% of the shares effectively targeted in the Offer) accepted the Offer. In consequence, Prisa holds a total of 135,164,096 ordinary Class A Sogecable shares representing 97.71% of its total share capital. The offer was liquidated on May 16, 2008. Thus, and as announced as relevant information on May 16, 2008, the conditions required in Article 60 quater of the LMV and Article 47 of the Royal Decree have been met, authorizing (i) Prisa to squeeze out the remaining ordinary Class A Sogecable shares, and (ii) the remaining holders of ordinary Class A shares to sell out to Prisa.

These squeeze out and sell out rights do not affect Sogecable's Class B (Series B-2008) redeemable shares, which were redeemed by Sogecable on May 19, 2008.

Pursuant to the provisions of Article 48.4 of the Royal Decree, Prisa hereby announces that it has resolved to exercise the squeeze out rights envisioned in Article 60 quater of the LMV and Article 47 of the Royal Decree and, thus, to squeeze out all remaining Class A Sogecable shares at 28 per share, subject to the possible adjustments described in the Offer prospectus. The squeeze out will be implemented on June 13, 2008 in accordance with the procedure described below.

Prisa shall bear all expenses derived from the purchase and liquidation of the stock within the framework of its squeeze-out rights.

In any event, Sogecable shareholders wishing to sell their ordinary Class a shares to Prisa prior to the date of the squeeze-out operation (i.e., June 13, 2008) may do so pursuant to Article 60 quater of the LMV and Article 47 of the Royal Decree, as indicated in the Offer prospectus and the announcement of relevant information of May 16, 2008. In that regard, Sogecable shareholders are reminded that in the event that they exercise their sell-out rights to sell their shares, they must assume the expenses incurred in the sale and liquidation of that stock and, thus, they are advised to inquire in advance as to the amount they will be charged.

Pursuant to Article 48.10 of the Royal Decree, after the squeeze-out has been liquidated, the ordinary Class A Sogecable shares will no longer be traded on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges.

SQUEEZE-OUT PROCEDURE

As indicated above, Prisa has set June 13, 2008 as the date for the squeeze-out operation applicable to all holders of ordinary Class A Sogecable shares on the registers of IBERCLEAR and its participating entities at the closing of trading on the trading day immediately prior to the date of the squeeze-out operation.

To correctly implement the squeeze-out, Prisa will request the CNMV to ensure that June 6, 2008 is the last day that ordinary Class A Sogecable are traded, and that they then be suspended from trading until they are effectively delisted.

Prisa has designated Banco Bilbao Vizcaya Argentaria, S.A. the market member entity in charge of supervising and liquidating the squeeze-out operation.

At the closing of trading on June 12, 2008, all depository entities holding ordinary Class A Sogecable shares shall execute the sale of those shares to Prisa on the date of the operation, in accordance with the procedures of the markets where Sogecable stock is traded. Those Class A ordinary shares must be transferred free of any charges, encumbrances or third-party rights that would limit the political or economic rights attached thereto or their free transferability, so that Prisa acquires uncontestable title pursuant to Article 9 of the LMV. By virtue of subrogation, after liquidating the operation, any charges and encumbrances on the squeezed-out Class A Sogecable shares shall be charged to the amounts that the holders of those ordinary Class A shares receive.

The liquidation of the squeeze-out operation will be implemented according to IBERCLEAR's procedures for the liquidation of stock market transactions, and is scheduled for June 18, 2008.

The above has been announced for all relevant purposes in Madrid on May 22, 2008

RECEIVED

2008 MAY 30 A 11: 19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 26, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that at the meeting of the Board of Directors held on December 20, 2007 Messrs. Adolfo Valero Cascante and José Buenaventura Terceiro Lomba were retired as members of the Audit Committee, as was Ms. Agnès Noguera Borel of the Corporate Governance, Appointments and Remuneration Committee. Ms. Agnès Noguera Borel and Mr. Ramón Mendoza Solano were appointed members of the Audit Committee and Mr. José Buenaventura Terceiro Lomba member of the Corporate Governance, Appointments and Remuneration Committee, after having previously received the approval of the Corporate Governance, Appointments and Remuneration Committee.

As a consequence of these changes, the composition of the board committees is as follows:

<u>Corporative Governance, Appointments and Remuneration</u>

<u>Chair</u>

Mr. Gregorio Marañón Bertrán de Lis

<u>Members</u>

Mr. José Buenaventura Terceiro Lomba
Mr. Adolfo Valero Cascante
Mr. Diego Hidalgo Schnur

<u>Audit Committee</u>

<u>Chair</u>

Mr. Matías Cortés Domínguez

<u>Members</u>

Mr. Juan Salvat Dalmau
Ms. Agnès Noguera Borel
Mr. Ramón Mendoza Solano
Mr. Borja Pérez Arauna

Madrid, February 7, 2008

ANNOUNCEMENT OF RELAVANT INFORMATION

This is to announce that at its meeting held today, the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to hold its General Shareholders Meeting in Madrid on March 13, 2008, presumably at the time specified for it to be first convened.

The Agenda for the meeting is as follows:

1.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2007 financial year, and a proposal regarding the distribution of profits.

2.- Approval of the Board of Directors' management of the company during the 2007 financial year.

3.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2008 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

4.- Determination of the number of directors, and removal and appointment of directors

4.1. Determination of the number of directors
4.2. Reappointment of Mr. Ignacio Polanco Moreno as director
4.3. Reappointment of Mr. Diego Hidalgo Schnur as director

5.- Compensation plan providing stock options for executive directors and managers of the company, authorizing and delegating powers to the Board of Directors with respect to this matter, including the powers to increase share capital pursuant to the provisions of Article 153.1.b) of the Corporations Law, as well as the power to exclude preemptive subscription rights.

6.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 22, 2007.

7.- Delegation of Powers

8.- Information provided the Shareholders Meeting concerning amendments of the Board of Directors Regulation.

9.- Information provided the Annual Shareholders Meeting with regard to implementing the 2004 Compensation Plan by delivering stock options to executive directors and managers of the company.

The Board of Directors has likewise resolved to delegate to the Chairman of the Board of Directors and the Chief Executive Officer the joint and several powers to add other items to the agenda, as well as to delete or modify any of the items agreed by the Board, having also resolved that a Notary Public shall be present to take the minutes of the Shareholders' Meeting, pursuant to the provisions of Article 114 of the Corporations Law.

Pursuant to the Third Additional Provision of Royal Decree 291/1992 of March 27, PROMOTORA DE INFORMACIONES, S.A. shall remit to the management companies of the respective stock exchanges and to the National Stock Exchange Commission copies of its individual and consolidated annual accounts and management reports and their corresponding audit reports, no later than the date of publication of the Notice of the General Shareholders Meeting.

 Madrid, February 11, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Pursuant to Article 116bis of the Securities Market Law, PROMOTORA DE INFORMACIONES, S.A. hereby announces additional information that has been included in the company's Management Report accompanying its Annual Accounts.

ADDITIONAL INFORMATION RELEASED PURSUANT TO ARTICLE 116bis OF THE SECURITIES MARKET LAW

Pursuant to Article 116 of the Securities Market Law, the Board of Directors of Prisa announces the following information, which has been included in the company's Management Report accompanying its Annual Accounts.

a) Capital structure, including securities that are not traded on any regulated EU market, indicating, if applicable, different classes of shares, and for each class the rights and obligations to which holders are entitled and the percent of share capital that they represent.

Prisa's share capital is 22,035,550 €, represented in 220,355,500 ordinary shares having a value of 0.10 € each.

The 220,355,500 shares are divided into:

- 218,812,500 Class A shares numbered consecutively from 1A to 218,812,500A, which represent 99.30% of the total share capital; and
- 1,543,000 redeemable Class B shares numbered consecutively from 1B to 1,543,000B, which represent 0.70% of the total share capital.

The redeemable Class B shares were issued to cover a stock option plan for Grupo Prisa executive directors and managers approved at the Shareholders Meeting of April 15, 2004. In that regard it was resolved to increase share capital by 158,050 € by issuing 1,580,500 redeemable shares having a nominal value of 0.10 € each. The sole subscriber of the redeemable shares, Banco Santander Central Hispano, S.A. partially subscribed that capital increase, having subscribed 1,543,000 of the 1,580,500 redeemable shares issued.

The redeemable Class B shares are redeemable pursuant to Articles 92bis and 92ter of the Consolidated Corporations Law, either at the request of the shareholders or at the request of the Company.

Redemption rights may be exercised by written notice to the Company made by the holders of redeemable shares, within the following term: within the month following January 31, 2008, which is the expiration date of the term for exercising the options that this issue covers. In the same terms and conditions and within the necessary legal requisites, redeemable shares may also be redeemed by the Company. Upon expiration of the aforementioned term, shares for which redemption rights have not been exercised shall be converted into ordinary Class A shares, with the subsequent extinction of Class B.

Likewise by means of written notice to the Company, the holders of redeemable shares may at any time waive their redemption rights, in which case the shares in question shall be converted into ordinary Class A shares.

The redemption price shall be the same as the issue price, that is, 13.40 Euros, and shall be paid by the Company within the month following receipt of a notice of the intention to exercise the redemption rights, unless the mode of redemption requires a resolution of the Shareholders Meeting, in which case it shall be paid within two months following the first meeting held after the aforementioned date.

b) Restrictions on the Transferability of Securities

There are no restrictions on the transferability of securities.

c) Significant direct or indirect interests

Rucandio, S.A. has a significant indirect interest in Prisa comprising 140,839,650 shares, representing 63.915% of the subscribed voting stock.

Rucandio, S.A.'s indirect interest is a result, among others, of the following direct interests:

- Promotora de Publicaciones, S.L., holder of 97,449,219 shares representing 44.224% of the subscribed voting stock.
- Timón, S.A., holder of 40,434,942 shares representing 18.350% of the subscribed voting stock.

d) Restrictions on voting rights.

There are no restrictions on voting rights.

e) Shareholder agreements.

Prisa is aware of shareholder agreements affecting Prisa in Rucandio, S.A. and in Promotora de Publicaciones, S.A.:

- *Shareholder Agreement in Rucandio, S.A. (December 23, 2003)*

Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno, Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel (hereinafter, the "Polanco Family") signed a Family Protocol, to which a Shareholder Syndicate Agreement was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside of the Polanco Family in Rucandio, S.A. in the following terms:

(i) The syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders;

(ii) If an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote;

(iii) Members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; and

(iv) Members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

- *Shareholder Agreement in Promotora de Publicaciones, S.L. (May 21, 1992)*

Timón, S.A. subscribed a shareholder agreement with certain Prisa shareholders to govern the contribution of its shares to Promotora de Publicaciones, S.L. and its participation therein. The covenants set forth in the agreement are essentially as follows:

(i) Each majority shareholder will have at least one representative on Prisa's Board of Directors and, to the extent possible, the governing body of Promotora de Publicaciones, S.A. will have the same composition as Prisa's;

(ii) At Prisa shareholder meetings Promotora de Publicaciones, S.L. shares will be voted as determined by the Majority Shareholders, and members of Promotora de Publicaciones, S.L. who are members of Prisa's Board of Directors will vote together, following instructions from the Majority Shareholders; and

(iii) In the event that Timón, S.A. sells its interest in Promotora de Publicaciones, S.L., the remaining majority shareholders shall have the right to sell their interests in Promotora de Publicaciones, S.L. in the same conditions to the same purchasers.

f) Rules applicable to the appointment and replacement of members of the board and to amendments of the company bylaws.

Members of the board of directors are designated by shareholders at the shareholders meeting or, provisionally, by the Board of Directors in accordance with the provisions contained in the Corporations Law and Company Bylaws.

Proposals for the appointment of directors must be accompanied by a prior mandatory opinion issued by the Corporate Governance, Appointments and Remuneration Committee, which is not binding. In the case of independent directors, proposals must originate with the Corporate Governance, Appointments and Remuneration Committee.

Within the scope of their respective powers, the Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall endeavor to ensure that those elected as External Directors are persons of acknowledged competence and experience.

Directors are appointed for five-year terms and may be reappointed. Proposals for reappointment must conform to a formal procedure, which shall include a mandatory opinion issued by the Corporate Governance, Appointments and Remuneration Committee evaluating the proposed director's diligence and dedication to the post during the preceding term.

Directors are required to tender their resignations to the Board of Directors and formally resign if the Board deems it warranted (i) when they incur in any of the legally-established grounds for disqualification or prohibitions, (ii) when based on a criminal offense a final indictment has been issued against them in ordinary felony proceedings or a verdict of guilty has been rendered against them in abbreviated criminal proceedings, (iii) when they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as directors, (iv) when the reasons for which they were appointed cease to exist and, in particular, when an independent director or an owner-director loses his status as such (v) when in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

g) Powers of board members and, in particular, powers to issue or repurchase shares.

All powers granted the Board of Directors in the company bylaws have been delegated jointly and severally to Messrs. Ignacio Polanco Moreno and Juan Luis Cebrián Echarri, except those which by law cannot be delegated.

Likewise, Mr. Javier Díez de Polanco has been authorized to exercise certain powers.

The powers to develop and implement programs to issue and repurchase shares are granted to the Board of Directors within the framework of share issue and repurchase plans agreed at Shareholder Meetings, the following being presently in effect:

- A resolution to implement a capital increase with the exclusion of preemptive subscription rights, passed at the Shareholders Meeting of March 17, 2005 and in force until 2010.
- A resolution to issue bonds convertible and/or exchangeable for Prisa shares, without excluding preemptive subscription rights, passed at the Shareholders Meeting of March 17, 2005 and in force until 2010.
- A resolution to implement a buyback of Prisa shares, passed at the Shareholders Meeting of March 22, 2007 and in effect until September 22, 2008.

h) Significant agreements entered into by the company that will effect, be amended or be concluded in the event of a change in control of the company as a result of a takeover bid, and their effects, unless disclosure thereof would seriously injure the company. This exception shall not be applied when the company is legally obliged to disclose this information.

- Bonds exchangeable for ordinary Prisa stock issued by Prisa Finance (Netherlands) B.V. (December, 2003).
    - The exchangeable bonds issue trustee may declare the immediate maturity and liquidation of the exchangeable bonds, together with the accrued interest.

- Prisa stock option plan (July, 2004).
    - Plan participants may exercise their options early within 30 days after the publication of the results of a public bid to acquire Prisa stock.

- Shareholder agreement between Prisa and Grupo Godó de Comunicación, S.A. (June, 2006).
    - Grupo Godó de Comunicación would have a put option with respect to its total interests in Unión Radio, to be exercised within the following three months.

- Syndicated finance agreements between Prisa, HSBC Plc. Sucursal en España (syndicated finance agent) and other financial institutions (May, 2006, with a novation in June, 2007).
    - The finance agreements include grounds for early repayment, including any change in the control of Prisa, which would trigger the right to demand early repayment and the cancellation of lines of credit or part thereof, subject to the customary conditions affecting this type of loans.

- Finance agreements between Prisa and HSBC Plc. Sucursal en España (December, 2007).
    - The finance agreements include grounds for early repayment, including any change in the control of Prisa, which would trigger the right to demand early repayment and the cancellation of lines of credit or part thereof, subject to the customary conditions affecting this type of loans.

i) Agreements between the company and its directors, managers or employees that provide compensation in the event of their resignation or wrongful dismissal, or in the event their employment is terminated as the result of a takeover bid.

Within the management team there are nine members (two executive directors and seven senior managers) whose contracts include a special clause which generally provides for compensation for wrongful dismissal in amounts ranging between one and two times their total annual salaries (fixed salary + last bonus received).

Shareholders have been informed of these contracts at shareholder meetings.

Madrid, February 11, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to our Announcement of Relevant Information issued on February 7, 2008 concerning the resolution to issue the notice of Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A., we are attaching the announcement to be made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of Articles 153, 159, 144 and 212 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders Meeting Regulation shareholders may examine at the Company's offices (Gran Vía, 32, Madrid), consult on the Company's webpage (www.prisa.es) or ask that copies be delivered or sent to them free of charge (ia@prisa.es, or telephone nos. 91-330 1174 and 91 330 1087):

- Full text of the Company and its Consolidated Group's Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report for the 2007 fiscal year, together with their respective audit reports (Item 1 on the Agenda) This text has been filed with the National Securities Market Commission.

- Director's report concerning the Compensation Package to grant stock options to executive directors and company managers, authorizing and delegating such matters to the Board of Directors, including powers to increase share capital pursuant to Article 153 paragraph 1.b of the Corporations Law, including powers to exclude preemptive subscription rights (Item 5 on the Agenda).

- Full text of the proposed resolutions on the agenda that the Board of Directors will submit to the shareholders at the annual meeting and the Board's reports concerning amendments to the Board of Directors Regulation and the implementation of the 2004 Compensation Package granting stock options to executive directors and managers of the company.

- Forms and conditions for exercising the right to information, granting proxy and distance voting.

Shareholders may likewise consult the following documents at the Company's offices and on the corporate webpage:

- 2007 Annual Report on Corporate Governance filed with the National Securities Market Commission on February 7.

- 2007 Annual Audit Report filed with the National Securities Market Commission.

- 2007 Annual Report on Compliance with the Company's Internal Code of Conduct, prepared by the Corporate Governance, Appointments and Remuneration Committee, also attached.

Madrid, March 13, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

At the General Meeting shareholders were likewise informed of: i) the amendments introduced in the Regulation of the Board of Directors of Promotora de Informaciones, S.A. (Item eight on the Agenda, and in compliance with Article 115 of Law 24/1988 of July 28 governing the Securities Market), and ii) the 2004 compensation package to provide stock options for executive directors and company managers (Item nine on the Agenda). Both reports are attached hereto.

ONE

Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2007 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2007, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for distribution

Profit for the year: 110,281

Distribution

▪ Dividends	38,543	(0,184 € per share)
▪ Directors' Compensation	1.386	
▪ Legal Reserves	31	
▪ Reserves provided for in the bylaws	77	
▪ Voluntary Reserves	(any remaining profit for the year)	

Those shareholders included on the shareholders register on March 18, 2008 shall have dividend rights. Dividends shall be payable commencing on March 19, 2008 in the manner to be announced.

TWO

Approval of the Board of Directors' management of the company during the 2007 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2008 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. ?????, recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2008.

FOUR

Determination of the number of Directors and Removal and Appointment of Directors

4.1. Determination of the number of Directors

In view of the death of the director Mr. Jesús de Polanco Gutiérrez and pursuant to Article 17 of the company bylaws, the number of members of the Board of Directors shall be set at eighteen.

4.2. Reelection as director of Mr. Ignacio Polanco Moreno.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee and given that the term of Mr. Ignacio Polanco Moreno expires on April 10, 2008, the Board of Directors recommends her early removal and reappointment as executive director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that Mr. Ignacio Polanco Moreno be removed in advance and reappointed as director of the Company for the five-year term set forth in the bylaws.

Mr. Ignacio Polanco Moreno, present at the meeting, accepts the appointment and indicates that there are no legal grounds either in state or autonomous community law that would disqualify her for the post.

4.3. Reelection as director of Mr. Diego Hidalgo Schnur.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee and given that the term of Mr. Diego Hidalgo Schnur expires on April 10, 2008, the Board of Directors recommends her early removal and reappointment as owner-director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that Mr. Diego Hidalgo Schnur be removed in advance and reappointed as director of the Company for the five-year term set forth in the bylaws.

Mr. Diego Hidalgo Schnur, present at the meeting, accepts the appointment and indicates that there are no legal grounds either in state or autonomous community law that would disqualify her for the post.

FIVE

Compensation plan providing stock options for executive directors and managers of the company, authorizing and delegating powers to the Board of Directors with respect to this matter, including powers to increase share capital pursuant to the provisions of Article 153.1.b) of the Corporations Law, with the power to exclude preemptive subscription rights.

In accordance with Article 130 of the Corporations Law and Article 19 of the Bylaws it is resolved to authorize a compensation package consisting in the delivery of stock options in the company to executive directors and managers of Grupo Prisa (hereinafter, the "participants") with a view to facilitating or increasing their participation as shareholders of the company in the terms set forth below.

1. Description of the Package

By virtue of this package, the company may deliver to each participant a number of options that will afford them the right to acquire a like number of shares in the company in the period between 12 and 24 months after delivery of the options. This package may be offered to executive directors and managers of Grupo Prisa chosen by the Board of Directors upon a proposal from the Corporate Governance, Appointments and Remuneration Committee.

The Board of Directors may determine the number of options corresponding to each participant, upon a proposal from the Corporate Governance, Appointments and Remuneration Committee based on the participants' management responsibilities. The total number of stock options delivered shall not exceed 1% of the share capital, of which up to 328,218 options may be offered to executive directors and 1,859,907 options to managers.

The options and derivative rights in this Package are non-transferable, except in the event of death of a participant and within the limits set by the Board of Directors.

The time limit for delivery of the options is December 31, 2008, except in the case of participants who subsequently join the system, although never later than April 30, 2009.

2. Exercising the Stock Options

The exercise price of each option shall be the simple arithmetic average of the closing trading prices of the company's shares on the continuous market ninety trading days immediately prior to the annual shareholders meeting held on March 13, 2008.

Participants will have a term of three months from the maturity date to exercise their acquisition rights.

3. Authorization of the Board of Directors

The Board of Directors is empowered to apply, implement and regulate this resolution, including the right to establish anti-dilution rules to adapt this option package and maintain its value in the event of a change in share capital. In that regard, the Board may delegate these powers to the Corporate Governance, Appointments and Remuneration Committee.

The Board of Directors is likewise granted the power to adopt the resolutions required to comply with its obligations with respect to this stock option package, in the manner deemed most advantageous for the interests of the company and, if warranted, to implement any capital increases required for that purpose within the limits set forth in this resolution, and pursuant to the conditions provided in section 1.b and section 2 of Article 153 of the Corporations Law, with the exclusion of preemptive subscription rights, after the Board has complied with the requisites set forth in Article 159.2 of the Corporations Law.

4. Expiration

If the Board of Directors does not make use of the authorization to implement this stock option package before December 31, 2008, this resolution shall have no further effects.

SIX

Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 22, 2007.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during a maximum term of eighteen months from the date on which the shareholders' meeting is held.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of March 22, 2007.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are transferred or redeemed.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Option Plan to deliver stock options, approved in the previous item on the agenda of the Shareholders Meeting;

ii) a plan to grant shares during the 2009 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

SEVEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

EIGHT

Information provided the Shareholders Meeting concerning amendments of the Board of Directors Regulation.

In compliance with Article 115 of Law 24/1988 of July 28 governing the Securities Market, the Shareholders Meeting is hereby informed that in its session of October 18, 2007 the Board of Directors resolved to amend the Regulation of the Board of Directors of Promotora de Informaciones, S.A., in order to improve the efficiency of the company's administrative body by creating an Executive Committee, with delegated powers as provided for in Article 17 of the Bylaws.

The principal amendments approved include:

Functions of the Board of Directors (Article 5)

It is provided that certain decisions reserved for the Board of Directors may for reasons of urgency be made by the Executive Committee, in accordance with the provisions of the National Securities Market Commission's Unified Code of Good Governance (hereinafter, the "Unified Code").

Executive Committee (Articles 10, 11, 14 and 25)

The composition of the Executive Committee is regulated, being composed of a maximum of seven members of the Board and always including the Chairman of the Board, Chief Executive Officer, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee.

Appointment of the members of the Executive Committee will be made at the proposal of the Chairman of the Board and with the favorable vote of two-thirds of its members, after having heard the opinion of the Corporate Governance, Appointments and Remuneration Committee.

In accordance with the "Unified Code", the following rules were included:

i) The qualitative composition of the Executive Committee with regard to the type of directors shall be similar to that of the Board of Directors,
ii) The Secretary of the Board of Directors shall serve as Secretary of the Executive Committee.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Committee.

The operations of the Executive Committee are likewise regulated, stipulating that it will meet at least six times a year and anytime that, in the opinion of the Chairman, company interests warrant a meeting, or when two or more members of the Executive

Committee or the Chief Executive Officer request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

To validly transact business a majority of the directors on the committee must be present or represented by proxy, and members not in attendance may grant proxy to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Committee members present or represented by proxy.

When no specific procedures are provided, the rules of operations for the Board set forth in its Regulation shall apply.

Likewise, and in accordance with the "Unified Code", the Board shall always be informed of the matters discussed and the decisions adopted by the Executive Committee and all board members shall receive a copy of the minutes of Executive Committee meetings.

Meetings of the Board of Directors (Article 15)

As a result of the creation of an Executive Committee, the rule that the Board of Directors must meet monthly has been amended to provide for a minimum of five meetings a year.

Duties of Board Members (Articles 30, 31, 32 and 34)

The duties of directors are, where applicable, likewise extended to members of the Executive Committee.

NINE

Information provided to the Shareholders Meeting concerning the implementation of the 2004 Compensation Package granting stock options to executive directors and managers of the company.

Shareholders at the April 15, 2004 ordinary shareholders meeting resolved, among others, to approve a stock option plan pursuant to Article 130 of the Corporations Law and Article 19 of the company bylaws, authorizing a compensation package granting stock options to executive directors and managers of Grupo Prisa, wth a view to facilitating or increasing their participation as stockholders in the company.

A total of 1,664,000 options were granted on July 15, 2004 to Prisa Group executive directors and managers.

On July 31, 2007 when the period for exercising the options commenced, the number of options granted with exercise rights was 1,491,000. On January 31, 2008 when the exercise period expired, 323,000 options had been exercised.

To provide financial cover for these options and their eventual exercise, a capital increase was approved during Prisa's Ordinary Shareholders Meeting on March 23, 2006 for a maximum of one hundred fifty-eight thousand fifty euros (158,050 €), with an issue of a maximum of 1,580,500 redeemable shares having a nominal value of ten euro cents (0.10€) each, forming a new Class B numbered consecutively from 1B to 1,580,500B. At this same ordinary meeting the shareholders likewise authorized the Board of Directors to take any measures necessary to validly implement this resolution.

To implement these resolutions, on March 22, 2007 the Board of Directors defined the terms of the capital increase, fixing the euro amount at one hundred fifty-four thousand three-hundred (154,300 €), resulting in the issue of 1,543,000 redeemable Class B shares. The new shares were issued with a premium of thirteen euros and thirty euro cents (13.30 €) per share, which added to the nominal value of ten euro cents (0.10 €) coincides with the issue price, i.e., thirteen euros and forty euro cents (13.40 €).

On March 22 the Board agreed to offer Banco Santander, S.A. the subscription of the redeemable shares issued in the capital increase and Santander Investment, S.A. the provision of agency services, in accordance with the terms and conditions of a contract of March 21, 2007 that was submitted to the Board of Directors for ratification.

In consequence, to implement the aforementioned resolutions and by virtue of the powers delegated to Prisa's Board of Directors at the Shareholders Meeting of March 23, 2006, the Board is expected to adopt the following resolutions during its March 13, 2008 session:

1. To convert 323,000 redeemable Class B shares into ordinary Class A shares, given that Banco Santander, S.A. as their sole subscriber and owner has previously and expressly declined to exercise the redemption rights.

2. To redeem 1,220,000 redeemable Class B shares by virtue of the redemption rights indicated previously and expressly by Banco Santander, S.A. as sole owner of that class of shares, in accordance with Article 6 of the Company Bylaws. Consequently, a resolution will be passed to extinguish all Class B shares.

3. To decrease share capital by one hundred twenty-two thousand euros (122,000 €), fixing the total amount at twenty-one million nine-hundred thirteen thousand five-hundred fifty euros (21,913,550 €).

Pursuant to the provisions of Article 92ter of the Corporations Law, redemption of the aforementioned shares shall be implemented by allocating a nondistributable reserve of twenty-two thousand euros (122,000 €), the equivalent of the face value of the shares redeemed.

RECEIVED

2008 MAY 30 A 11:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, March 13, 2008

OTHER ANNOUNCEMENTS

With regard to the distribution and payment of dividends to the shareholders of Promotora de Informaciones, S.A., we are attaching the text of the announcement that will be published tomorrow, March 14, in EL PAIS and CINCO DIAS.

PROMOTORA DE INFORMACIONES, S.A.

This is to announce that at the General Shareholders Meeting of the company held on March 13, 2008, a resolution was passed to distribute a dividend to shareholders from the profits of the 2007 fiscal year in the following amount:

Gross per share	0,18400 Euros
Withholding	0,03312 Euros
Net per share	0,15088 Euros

The dividend will be paid on March 19, 2008.

Given that the shares are represented as book entries, dividends will be paid through the entities participating in the system, in conformance with the procedures set forth by the Securities Registration, Clearance and Settlement Systems Company. Santander Investment, S.A. will act as payor.

Madrid, March 13, 2008

Miguel Satrustegui Gil Delgado
Secretary of the Board of Directors

Madrid, March 13, 2008

TO THE NATIONAL EXCHANGE COMISSION

OTHER ANNOUNCEMENTS

PROMOTORA DE INFORMACIONES, S.A. is attaching the texts of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held today.

Speech of the Chairman of Grupo PRISA

Ladies and gentlemen shareholders,

As this is my first address as chairman to the general meeting of Grupo Prisa's shareholders I could not but start without a few words dedicated to the company's founder and chairman for so many years, my father, Jesús Polanco.

His productive life and professional career is also the history of our company. On the solid foundations of the flourishing and renowned publishing house, Santillana, he helped build and later guide the development of the newspaper *El País*. The spectacular development of the paper allowed him to imagine, and then realize all his subsequent projects: acquisition and expansion in radio broadcasting and television and all the other media outlets today enjoyed by more than forty million users.

Santillana, *El País, As, Cinco Días*, Unión Radio, La Ser, Sogecable, Digital+, Canal +, Cuatro, Media Capital, TVI, Prisacom and a wide range of other companies make up between them the largest group in education, information and entertainment operating in Spanish and Portuguese throughout Spain, Portugal and the Americas.

The management style he brought to our group of companies over the past 40 years can perhaps best be summed up by his own words in what was to be his last ever address to shareholders. You'll recall how he paid tribute to the solidity of the group's business structure and how he praised the creativity which allowed the group to imagine and then give form to the future.

Jesús Polanco liked to remind us that the success of Prisa was a collective endeavour.

It was his management style which allowed him to prepare the future wisely and clearly.

Just over a year ago my father announced plans for his succession as chairman and outlined the stability this appointment would guarantee, stability which our new development strategies will require and which is ensured by an able team with a CEO at the helm.

This then is the legacy of Jesus Polanco, a legacy which allows us to make such a positive review of the past year:

Our operating income is up, reaching 3.696 million euros. Pre-tax profits were 289 million euros, headline profits (EBITDA) were in the order of 780 million euros and EBIT was 520 million euros.

These encouraging results should be interpreted as a consequence of the absolute market leadership enjoyed by our media products (*El País* and la Ser), the growth in audiences posted by TV station Cuatro, and the phenomenal success of our publishing houses in Spain and in the Americas.

All our projections have been met and Grupo Prisa can now send an unequivocal message of strength and determination to the markets, to society at large and to media users.

It is the strength of a 13.000-strong team who work daily and globally in 22 countries.

It's the determination of a business group, better placed than ever for continued growth, to establish itself and to play a part in the societies where we operate, and to couple growth with the responsibility expected of a key cultural player.

Maintaining our management model and the excellence of our teams are the best guarantees for success for our investors and shareholders. This is what will equip us for the constant decision-making required if we are to take advantage of the opportunities which come our way.

In 2007 Prisa made acquisitions which have left us holding 94,69% of the shares of Portuguese media group Media Capital.

We also purchased Chile's biggest radio broadcasting network Iberoamerican Radio, which groups together 140 stations.

With a view to expansion in the US as a Spanish-language radio broadcaster, Unión Radio has signed a strategic agreement with British venture capital firm 3i.

El País has embarked on a new phase, strengthening its content, revamping design and making a renewed commitment to maintaining its independent voice and its quality, thus consolidating its position as the benchmark paper for Spanish-language news worldwide.

And in December 2007 Prisa gained an absolute majority stake in Sogecable, and made public its obligatory takeover bid.

The year's close also saw Prisa post the best operating results ever, which allows us to pay out 0,184 euros per share. That's 15% up on last year.

Naturally, our commitment is to remain faithful to those principles which have always guided our constant expansion and which have given our professionals direction since PRISA was founded.

These principles clearly define our stimulating content for all those who use our media: modern, progressive politics firmly rooted in civil society which unites all the countries where Grupo Prisa is present.

A commitment of this sort, firm and lasting, obliges us to struggle for and protect independence as our guiding principle, a value without which it would prove impossible to maintain our distinct personality.

Prisa's independence is what has enabled us to be who we are, to be who our readers and users expect us to be, and to remain being so now and in the future.

This dynamic path will allow us to reach our immediate goals: our gradual establishment in new countries, to consolidate our promising position in Brazil and Portugal, to boost growth in Spanish-language radio in the US and to forge ahead with our ambitious project for audiovisual development. At the same time, we will continue to consolidate our strong digital position.

We find ourselves at an exciting, promising juncture where we have to face the challenges of a world struggling to understand change. We expect Grupo Prisa to rise to this challenge.

For a group like ours, with its history, prestige and reputation built up over four decades, commitments to social responsibility are closely linked to our founding principles and our business culture: our media have been pioneers in defending and spreading the democratic values of an open society. And our media continue, on a daily basis, to encourage reflection and knowledge that will foster that most basic touchstone of citizenship: the use of reason.

These are, ladies and gentlemen shareholders of Grupo Prisa, the achievements and projects for the future of the most important group in the fields of education, information and entertainment operating in Spain, Portugal and the Americas.

Speech of the Chief Executive Officer of Grupo PRISA

Ladies and gentlemen shareholders,

Barely twelve months ago, from this very same spot, Jesús Polanco addressed you in what was to be his last speech to the shareholders of Grupo PRISA. Although his health had recently worsened, none of us, family nor friends, could have imagined that the illness he had suffered for so many years was about to claim his life. So you will understand the emotions I am going through right now, after having attended such meetings and having worked so closely with Jesús over the course of almost twenty years. Fortunately, and at Jesús's request, the company board had already decided that Ignacio Polanco would one day substitute him. His appointment as chairman means not just continued stability for our group of companies, but also serves as a guarantee for the future. The number of initiatives he outlined as having taken place in the last quarter of 2007 - and which which will shape the near future - are testament to how the company has become even more dynamic.

The figures from the period presented for approval are already well known by the shareholders and the market. But two things stand out here: the solidity of our group, which is the leader in many of the fields in which we work, and its dynamism and potential for growth, especially on the world stage.

Turnover was up 31,4%, reaching 3.696 million euros. Such a significant growth in the group's revenue over the past few years is due mostly to the consolidation of the accounts of Sogecable, which made up 49% of income, and those of Media Capital, which were 7%. In the second half of 2007, we added to our revenue sources the radio station Iberoamerican, the remainder of which we bought in Chile. But our traditional business line also contributed significantly: in the case of education 14% and in radio more than 12%. In a year during which press struggled to boost circulation and which saw a fall in promotions, print media was also up 1,3%, a figure we hope to improve on this year.

More significant than the rise in revenues is that in operating margins, which is testament to the supreme management skill of our teams.

Headline profits (EBITDA) were 21,1% - up from 18,9% the previous year, reaching 780 million euros. Earnings before interest and tax (EBIT) were 520 million euros, with a margin of 14,1%, four points up on 2006.

Consolidated net profits were 191,9 million euros, and individual net profits for the company, which you are being asked to approve and upon which dividends are to be paid as announced by the CEO, were 110 million euros.

The decision we took three years ago to concentrate on the audiovisual sector, seen as the fastest growing sector, has led to a state whereby 57% of revenue and 51% of EBITDA are now derived from activity in this area.

Thanks chiefly to our presence in pay television and the publishing world, advertising revenues make up just 30% of our consolidated income, leaving us less vulnerable to cyclical downturns than most other media companies. All too often, however, this reality is not appreciated by the markets that fear for the profitability of media groups when the economy slows down. The amount spent on advertising is in direct proportion to GDP and will naturally suffer a fall when GDP declines. Nevertheless, education, book and newspaper sales, and pay TV subscriptions are not necessarily influenced in the same way. In some cases, their behavior even runs counter to the cycle.

In 2007 Prisa's advertising revenues were 1.122 million euros, 14% of the Spanish market and 147% of the Portuguese. This does not mean that our share of Spanish market is this figure, since foreign revenues are also included. Indeed, foreign advertising makes up 25% of our portfolio. Also notable is the strength of local and regional advertising (18%), almost exclusively in Spain since our presence in this sector is weak in foreign operations and is basically associated with Unión Radio. The behavior of local and regional advertising is also anticyclical, to a certain extent – the outward ripple of the cycle takes some time to reach this sector. This helps protect us from economic slowdown and crisis. SER's advertising revenues are 58% local, and this justifies our growth in radio broadcasting sector.

Experts in communication and financial analysts consistently express concern about the future of newspapers and their ability to survive in the face of new technologies. It's a valid concern for a group where *El País* is such a key player, socially, intellectually and politically, and an example of profitability and good management. The downward trend in newspaper circulation figures is constant in the US and Western Europe and it affects us too, particularly in 2006. But there was a slight recovery last year and this upward movement has been confirmed in this quarter, giving us room for optimism. By the end of this year we hope to be back where we were in 2005. Undoubtedly, much of this positive trend is down to the successful changes introduced by the paper's new director. I am convinced that Javier Moreno has undertaken a task which initially worried many of the paper's most longstanding and most loyal readers. The transformation of *El País*, which has had a fresh, youthful revamp without sacrificing any of its personality, which has grown stronger and gone back to its original roots and identity, has been enormously successful and deserves our congratulations. The sports daily *AS*, meanwhile, has seen circulation rise constantly, gaining market share year by year. *AS* is now the best-selling sports paper in Madrid and among Madrid-born residents in Catalunya, the two main markets in the country.

A significant factor in the strengthening sales is the use of so-called promotions, which as well as boosting circulation have also become a business line in themselves. For this reason some years ago we launched Prisa Innova, a company dedicated exclusively to marketing promotions and which operates in France, Italy, Portugal, Greece, Belgium, Luxembourg and nine Latin American countries. Prisa Innova has posted a profit since year one and, as well as contributing to the group's profitability, is a valuable tool for increasing the spread of our brands across global markets.

And this is what we aim to do too with regards to internet, where we are doing particularly well. According to internal audits we currently have 21 million unique users for the different web sites belonging to our group (18,5 million at the end of 2007), 10 million of whom may be attributed to *El País*. And it is around our flagship newspaper that we hope to build the most powerful online news community in Spanish. We have the human and technological resources to do this and all that prevents us from even more rapid growth is our scrupulous attention to maintaining the profitability of our digital operations. Online growth is relatively easy, but not if you are careful about administering one's resources. The hard part is to find the right business model through a process of trial and error. We know that the future of our company, across the board, is going to be deeply affected by digital innovation and we are prepared to invest money and effort in gaining a position of leadership in this area. But experience has shown us that online advertising in the Spanish market is almost negligible and that internet users still expect all content to be free. For these reasons we should be prudent before embarking on a path to expansion which does not stand up to financial scrutiny.

Another vital pillar for us is radio, a sector in which we are active in 11 countries. We operate 1.200 stations throughout Europe and America and are the leading players in Spain, Colombia and Chile and are by far the the world leader in Spanish-language radio broadcasting. We recently signed an agreement with the venture capital investment fund 3i to finance a joint venture in Unión Radio, valued by 3i at 1.317 million euros. And apart from the economic gains to be made by this agreement, we aim to establish, thanks to this fund, a strategic alliance which will enable us to look at growing in the US radio market.

Turning to our publishing arm, a vigorous market in educational textbooks and the accumulated experience of Santillana have meant that we've seen growth of 14,6%. Our presence in this sector is nothing unusual. Big textbook publishing houses such as Pearson or Mac Graw Hill have significant interests in the financial and business news media and the Washington Post is a prime example of how a legendary paper, and true heir to the traditions of the Anglo-American press, is also able to invest and grow in the educational sector. I'd also like to draw your attention to the importance for Santillana of the Brazilian market where we've only been present for seven years yet which has become second only to the Spanish market in terms of volume. I have no doubt that despite ongoing growth on the Iberian Peninsula, in a few years Brazil will have become Santillana's biggest market. The teaching of Spanish as a second language in Brazil, in the US and in the growing Asian markets is an urgent task for our publishing arm over the next few years.

Audiovisual, press, radio and education and general publishing are the four chief business departments of our group and alongside these and acting across all four is Prisacom, our digital arm. We envisage growth in all these sectors, particularly in the areas of radio and audiovisual in the short term. Here, just as in press, our goal is to group together activities which till now were dispersed. In this way we aim to build up four powerful business groups capable of operating dynamically and worldwide in an increasingly diversified market.

It is within this strategic framework that we can best understand the the takeover bid involving Sogecable that has triggered an obligatory takeover bid for that company.

We hold the leading pay TV platform in the country, Digital +, which has more than two million subscribers and provides us with an abundant cash flow. What's more, we are also in full launch phase of free-to-view terrestrial TV channel Cuatro, the success of which has exceeded all expectations and which is certain to grow. We also hold 94,69% of Portugal's leading TV channel, which turns a considerable profit. Then there's Bolivia's leading channel, and the most important network of regional and local TV in Spain with a number of digital terrestrial licenses, two medium-sized production companies such as NBP in Portugal and Plural in Spain and in the US, which are set to grow in line with the development of our distribution platforms. Our initial goal was, and remains, bringing together all these diverse activities within one single nerve centre, which should logically be Sogecable. For this to happen it was necessary to take a majority stake in said company, which we founded almost 20 years ago and whose current buoyant health belies a long, difficult journey filled with conflicts with regulatory bodies, political interference, and constant investment. We aim not merely to organize juridical our audiovisual assets, but also to increase our technical capabilities, resources dedicated to scheduling and content, and our human capital, and all this from a truly global outlook. We want to increase our presence in production - in both Spanish and Portuguese - and we already have a solid base in this area. Our goal is to maintain the Portuguese identity of TVI and use it as a launch pad into Brazil. We hope to build a free-to-air TV model, just as we have done with radio, which is able to combine global synergies and formats with the regional peculiarities from each market. We hope to establish ourselves in other parts of Latin America and build a project for the future for our pay TV networks, thus rewarding the efforts of our shareholders over the past few years. This project has required a significant investment and remains a significant challenge for our management teams. We are convinced, however, that we have the right human and financial resources to see the project through.

The acquisition of a majority stake in Sogecable meant that we were required by Spanish law to launch an obligatory takeover bid at 28 euros a share, a price set by most recent trading. This was seen by the market as a far from attractive offer and there were calls from banks to back away. Subsequently, in January and February, the stock market crisis broke and we now feel that 28 euros, independently of the stock market panorama, reflects the current value of the company which has great potential for growth. In free-to-air TV, we can be thankful for the continued success of Cuatro, and we are looking to provide pay TV with a more useful and efficient platform by combining it with broadband offered by telecom companies and by looking to the global stage. These, then, are our plans for the future, and Prisa's audiovisual strategy. But our response and the financial restructuring of our company depend substantially on the level of acceptance of our offer, since the size of the debt we incur may vary accordingly. The Comisión Nacional del Mercado de Valores (CNMV), the agency in charge of supervising and inspecting the Spanish Stock Markets, has taken longer than we expected to process its agreement to our takeover bid. We now expect that, if we are finally given the green light, the offer may be brought into effect in mid or late May. Only after that can we begin to define the plans for financial restructuring and be more concrete about these plans since there will be fiscal considerations to be taken on board. But we have the necessary bank guarantees in place to take on, if circumstances should require us to do so, 100% of the company. What's more, according to current estimates, if there are no asset dispositions, which we cannot rule out, Prisa's consolidated accounts will enable us to deal with the situation with our own resources. Among them are our real estate assets which have already gone on sale and from which we hope to reap significant capital gains. I should stress also that we will not, under any circumstance, sell them badly, nor will we resort to the current undervalued market prices.

This, as you know all too well, is suffering from the international financial storm, caused by bank operations in the mortgage market. I'd like to stress that we are well aware of the seriousness of the financial situation affecting us all. It is naive to think that the Spanish economy, whose growth has been sustained almost wholly through external savings, will remain unaffected. But I feel I must point out that to date, though there are some real difficulties in the advertising market, these have not been, on the whole, dramatic. We still hope to grow in this area above the economy as a whole. Both markets and public opinion have been left somewhat confused by talk of the economy in the recent electoral campaign and I think that while the picture isn't as pretty as that painted by the government, nor is it as worrying as the opposition claimed. With electioneering over, we can expect a calmness to return to analysis and can hope that the government will use the surplus it holds in its coffers to stimulate investment, create employment and encourage domestic demand.

Finally, and since we are on the topic of elections, allow me to remind you of some of those closing remarks from Jesús Polanco to shareholders a year ago, when he reminded us of the need for a modern political right in this country as a viable alternative for government. It's something the Financial Times called for just days ahead of our elections and it's a desire many Spaniards share, especially Spaniards who believe in the pragmatic virtues of democracy. As the right rebuild, this is a message which must not fall on deaf ears and this is something which we here, as a group dedicated to the creation and diffusion of public opinion, are clearly concerned with. I am sure, meanwhile, that the socialist government will know how to make good on its own errors, as indeed the president has said the party will, especially in the field of communications and in the development of audiovisual policy. So while we hope he hears our congratulations, we trust too that he will soon deal intelligently with the numerous issues that affect telecommunications and the airwaves in general, and that he make further progress in the area of transparency in the media, something essential in every democracy. Among the issues to be addressed is the establishment of a reciprocal arrangement with Latin American countries in the field of communications. We are in favour of absolute liberalization but this can not take place if Spanish companies have to negotiate their way past obstacles and over the protectionist hurdles put in place in many of these countries.

Ladies and gentlemen shareholders,

The accounts and annual report submitted to you here today reflect the robust health of the company, which will enable us to face the future with optimism. This is without a doubt thanks chiefly to the continued support of our clients, those who use our media services, readers, viewers and listeners, the millions of students who use our textbooks, our advertisers, our distribution networks, and the magnificent management of our human resources, staff and workers, executives, creative personnel - all of whom have a proven track record of performing under the most varied and testing circumstances. To all of them I would like to say thank you for a job well done. And to you, I would like to express my gratitude for your continued confidence and trust in us, a trust we hope to forever honour.

February 19, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces that through its subsidiary GRAN VIA MUSICAL DE EDICIONES, S.L., it entered into an agreement today to purchase 70% of the share capital of RLM, S.A. and MERCHANDISING ON STAGE, S.L., as well as 19% of PLANET EVENTS, S.A. in which Prisa already held a 51% interest.

The acquired companies carry out their activities within the music sector, specifically artist management, the management and merchandising of artists and musical events, and the production and promotion of musical performances.

In the three companies in question, the entrepreneur Rosa Lagarrigue Echenique will continue to hold the remaining 30% share.

The total price of the transaction was 11,240,000 euro.

RECEIVED

2008 MAY 30 A 11: 21

CORPORATE FINANCE

Madrid, March 13, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Concerning Promotora de Informaciones, S.A. (PRISA)'s stock option plan for Grupo PRISA executive directors and managers, which was approved at the annual shareholders meeting of April 15, 2004, this is to announce that on the January 31, 2008 deadline for exercising those options, of a total of 1,543,000 options granted, 323,000 options were exercised and 1,220,000 options were not.

As already stated in Announcements of Relevant Information nos. 78,339 and 80,398, to provide financial coverage for these options and their eventual exercise, a capital increase resulting in the issuance of 1,543,000 redeemable Class B shares was approved at PRISA's annual shareholders meeting of March 23, 2006.

In consequence, by virtue of the powers conferred on PRISA's Board of Directors at the annual shareholders meeting of March 23, 2006 and pursuant to the provisions of Article 6 of the company bylaws, the Board adopted the following resolutions effective March 14, 2008:

i) to convert into ordinary Class A shares the 323,000 redeemable Class B shares numbered consecutively from 1,220,001B through 1,543,000B, since Banco Santander as their sole subscriber and holder has expressly declined to exercise its redemption rights, and to apply to have these shares listed on the stock exchange, designating Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. ("Iberclear") and its participating agents as the entity in charge of the share register required as a consequence of listing these 323,000 new ordinary shares.

ii) to redeem the remaining 1,220,000 Class B shares of the company, numbered consecutively from 1B through 1,220,000B, thus totally extinguishing all Class B shares, in view of the exercise rights expressed by the sole holder of shares in that class, Banco Santander, S.A.

iii) and, as a consequence of the above, to amend Article 6 of the company bylaws to read as follows:

> ***"Article 6.- Share Capital***
>
> *Share capital is TWENTY-ONE MILLION NINE-HUNDRED THIRTEEN THOUSAND FIVE-HUNDRED AND FIFTY EURO (21,913,550€), divided into TWO HUNDRED NINETEEN MILLION ONE HUNDRED THIRTY-FIVE THOUSAND FIVE-HUNDRED (219,135,500) ordinary shares having a par value of TEN EURO CENTS (0.10€) each, all being of the same class and numbered consecutively from 1 through 219,135,500.*
>
> *Share capital has been totally subscribed and paid in.*

The Company may issue redeemable shares for a par value not to exceed a fourth of the share capital and in compliance with all other legally-established requisites.

Pursuant to the requisites for amending these bylaws, shareholders at the annual meeting may grant the Board of Directors the power to increase share capital pursuant to Article 153 of the Corporations Law."

RECEIVED
2008 MAY 30 A 11: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, March 14, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at the meeting of the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. held yesterday the plan to deliver treasury shares in the company to executive directors and managers of Grupo Prisa was implemented, as extended at the Shareholders Meeting of March 22, 2007 (Resolution Seven). The total value of the shares granted amounts to 342,000 Euros, with a maximum of 12,000 Euros per person.

The shares will be delivered today. The unit value of the shares to be delivered is 8.38 Euros, based on the average value at the close of trading on the Continuous Market during the seven trading days immediately prior to delivery.

Pursuant to Article 47 of Royal Decree 1362/2007 of October 19, the following itemized information is being provided:

	Delivery March 14, 2008			**Accumulated Balance with Previous Years**		
	Number of shares	**% Share Capital**	**% Remuneration Package**	**Number of shares**	**% Share Capital**	**% Remuneration Package**
Juan Luis Cebrián Echarri	1.431	0,0006	3,50	6.334	0,003	3,33
Emiliano Martinez Rodriguez	1.431	0,0006	3,50	5.592	0,002	2,94
Ignacio Santillana del Barrio	1.431	0,0006	3,50	6.334	0,003	3,33
Miguel Satrústegui Gil-Delgado	1.431	0,0006	3,50	6.334	0,003	3,33
Matilde Casado Moreno	1.431	0,0006	3,50	6.334	0,003	3,33
Augusto Delkader Teig	1.431	0,0006	3,50	3.162	0,001	1,66
Jesús Ceberio Galardi	1.431	0,0006	3,50	6.334	0,003	3,33
Pedro García Guillén	1.431	0,0006	3,50	5.549	0,002	2,92

Madrid, April 17, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. voted to appoint Mr Alfonso Lopez Casas to fill the vacancy on the board left by Ms Isabel Polanco Moreno upon her death.

PRISA

Educación, información, entretenimiento

Quarterly Results
January- March 2008

17th April 2008

JANUARY- MARCH 2008

PRISA INCREASED ITS OPERATING PROFIT BY 27.8% TO REACH €116.25 MILLION.
EBITDA INCREASED BY 11.2% TO REACH €172.27 MILLION.

Revenues increased by 7.2% to reach €958.37 million and the Net Profit (€25.18 million) increased by 4.1%.

- **Advertising growth (+7.4%),** explained by the increase in the **Audiovisual** area **(+20.6%)** and **Radio (+5.4%).** The comparison with the first quarter of 2007 is negatively affected by the Easter (which took place in April 2007).

- **Newspaper and magazine sales growth (+7.4%),** explained by the increase of the circulation of **El País** (+6.5%) and **AS** (+7.1%).

- **Santillana increased its revenues by 17.5%** and **improved its EBITDA** by **41.8%** to reach €41.70 million. It is worth highlighting the educational campaigns in **Brazil** (+31.0%), **Argentina** (+21.1%) and **Peru** (+15.4%).

- **Sogecable** reached its highest quarterly turnover, exceeding €500 million for the first time. Revenue growth both in **DIGITAL+** (€433.43 million) and in **Cuatro** (€74.10 million).

- **DIGITAL+** reached **2,080,000 subscribers** as of March 31st, 2008.

- **Cuatro** reached an average audience share of 8.7% during the month of March, exceeding 10% levels in the commercial profiles.

- **TVI**, the leader Portuguese free-to-air TV, maintained its leadership: the average audience share in the first quarter of the year reached 34.7% and 38.6% in prime time.

- **Operating margins improvement**: the EBITDA margin reached 18.0% compared to 17.3% in the last year. The EBIT margin reached 12.1%, compared to 10.2% in the last year.

Other important events in the first quarter of 2008 were the following:

- **Prisa** acquired a 2.95% additional stake in **Sogecable** from Eventos for a total amount of €114.25 million and currently holds a 50.07% stake in the company.

- **Prisa** signed the **syndication of the bridge loan** granted by HSBC to finance the takeover bid for the whole share capital of Sogecable, announced by Prisa last December 20th, 2007. The banks that participated in this syndication are La Caixa, Caja Madrid, Banesto, BNP and Natixis.

- The **CNMV approved the takeover bid** for the whole share capital of **Sogecable.** The acceptance period lasts from March 28th until May 9th, 2008.

- **Gran Vía Musical acquired** a 70% stake in **RLM, S.A.**, and **Merchandising On Stage, S.L.**, and an additional 19% stake in **Planet Events, S.A.**, in which it previously had a 51% stake. The activity of these companies is focused in the management of musical artists and the management, production and promotion of musical events.

Changes in the scope of consolidation:

- **Media Capital** is fully consolidated in Prisa´s figures since February 1st, 2007.
- **Iberoamericana Radio Chile** is fully consolidated since July 1st, 2007.
- **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) ceased to contribute to the consolidated figures since July 1st, 2007. From that moment on, Regional Press includes the figures coming from the supplement El Dominical, which is jointly distributed with regional newspapers.
- **Printing** was equity accounted in the first quarter of 2008. In the comparable period of the last year, this business unit was classified as an asset held for sale. Therefore, The Group´s 2007 Profit and Loss Account included the revenues and expenses of this activity.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - MARCH 2008	2007	Chg.%
Operating Revenues	**958.37**	**894.03**	**7.2**
EBITDA	**172.27**	**154.97**	**11.2**
EBIT	**116.25**	**90.96**	**27.8**
Net financial result	(54.98)	(45.27)	(21.4)
Result from associates	(3.60)	(2.18)	(65.3)
Profit before tax	**57.67**	**43.51**	**32.6**
Income tax expense	(17.34)	(11.54)	(50.3)
Results from discontinued activities	0.00	(0.01)	-
Minority interest	(15.15)	(7.77)	(95.0)
Net profit	**25.18**	**24.19**	**4.1**
EBITDA Margin	**18.0%**	**17.3%**	
EBIT Margin	**12.1%**	**10.2%**	

OPERATING REVENUES

Operating revenues increased by 7.2% to reach €958.37 million compared to €894.03 million in the same period of the last year. Revenue breakdown by line of activity:

€ Million	JANUARY - MARCH 2008	2007	Chg.%
Advertising	261.07	242.98	7.4
Books and training	138.81	118.91	16.7
Newspapers and magazine sales	53.72	50.03	7.4
Subscriber revenues	311.57	299.46	4.0
Audiovisual production revenues	98.12	91.51	7.2
Add-ons revenues	25.72	21.19	21.4
Printing sales [1]	0.22	12.16	(98.2)
Revenues from fixed assets	1.11	0.68	63.6
Other revenues [2]	68.04	57.12	19.1
Total operating revenues	**958.37**	**894.03**	**7.2**

[1] Printing revenues are equity accounted in 2008.

[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


33%
27%
14%
10%
6%
3%
34%
27%
13%
10%
6%
2%
Subscribers
Advertising
Books and training
Audiovisual Production
Newspapers and magazines
Add-ons
Others
January- March 2008
January- March 2007

Geographic revenue breakdown:

January- March 2008


21%
79%
Spain
International

January- March 2007


18%
82%

In the first quarter of 2008, revenues coming from the international area accounted for 21%. The 63% of the international revenues came from Santillana, 26% from Media Capital and the remaining from radio and press activities.

The breakdown of the international revenues by country is the following:

January- March 2008


Others
13%
Brazil
30%
Peru
4%
Mexico
3%
Argentina
6%
Chile
8%
Colombia
9%
Portugal
27%

January- March 2007


Others
16%
Brazil
28%
Peru
4%
Mexico
5%
Argentina
6%
Chile
8%
Colombia
11%
Portugal
22%

➢ Advertising

Advertising revenues (€261.07 million) increased by 7.4%.

€ Million	JANUARY - MARCH		
	2008	2007	% Chg.
Press	**58,66**	**64,87**	**(9,6%)**
El Pais	48,01	52,42	(8,4%)
Specialized Press	10,18	12,54	(18,8%)
AS	4,51	4,83	(6,6%)
Cinco Días	2,60	3,17	(18,2%)
Regional Press/ Dominical*	0,80	2,69	(70,3%)
Magazines	2,30	1,87	23,2%
Others	(0,02)	(0,02)	2,6%
International Press	0,81	0,93	(13,0%)
Consolidation adjustments	(0,34)	(1,03)	66,8%
Radio	**83,01**	**78,77**	**5,4%**
Radio in Spain	64,63	64,13	0,8%
International Radio**	18,38	14,14	30,0%
Music	0,00	0,50	(100,0%)
Audiovisual	**118,99**	**98,66**	**20,6%**
Sogecable	76,84	65,08	18,1%
Cuatro	69,41	58,09	19,5%
Digital+	7,43	6,99	6,4%
Media Capital***	37,24	28,47	30,8%
Local TV	4,56	4,66	(2,3%)
Plural	0,35	0,44	(20,7%)
Digital	**3,74**	**2,64**	**41,5%**
Others	**0,08**	**0,22**	**(61,2%)**
Consolidation adjustments	(3,41)	(2,17)	(57,1%)
TOTAL	**261,07**	**242,98**	**7,4%**

* During 2008, Regional Press includes figures coming from the supplement El Dominical. El Correo de Andalucía and Diario Jaén contributed to the advertising revenues until June, 2007.
** Iberoamericana Radio Chile is fully consolidated since July 1st, 2007.
*** Media Capital is fully consolidated in Prisa´s figures since February 1st, 2007.

➢ Books and training

Books and training sales increased by 16.7% (€138.81 million compared to €118.91 million in the same period of 2007).

It is worth highlighting the performance of **Brazil** (+31.0%), **Argentina** (+21.1%) and **Peru** (+15.4%).

Geographic breakdown of revenues:

January- March 2008


Rest of Latam 18%
Spain &Portugal 13%
Colombia 6%
Chile 9%
Brazil 41%
Argentina 7%
Peru 6%

January- March 2007


Rest of Latam 19%
Spain &Portugal 14%
Colombia 7%
Brazil 37%
Chile 10%
Argentina 7%
Peru 6%

➢ Newspapers and magazines

Newspapers and magazines sales (€53.72 million) **increased by 7.4%.**

El País average daily circulation **increased by 6.5%** (465,457 copies in the first quarter of 2008, compared to 437,023 copies in 2007).

As of February, 2008, El País increased its Sunday cover price by €0.20 to reach €2.20.

The sport newspaper **AS** increased by 7.1% its average daily circulation to reach 237,217 copies.

Cinco Días reached 42,318 daily copies (+1.1%).

Evolution of the Group´s newspaper circulation

	January-March 2008	January-March 2007	Chg. %	Year 2007
El País	465,457	437,023	6.5	435,083
AS	237,217	221,497	7.1	234,587
Cinco Días	42,318	41,876	1.1	40,552

(*) 2007 figures certified by the Spanish Circulation Audit. Office as of June (except for the Sunday supplement EPS). 2008 figures pending certification.

> <u>Subscribers revenues</u>

As of March 31st 2008, the subscriber base for **DIGITAL+** stood at 2,080,000 clients, after gaining 15,000 subscribers over the first quarter of 2008. Over the last six months **DIGITAL+** has brought a net figure of more than 34,000 new subscribers into their client base.

DIGITAL+ subscriber evolution (thousands of subscribers)


2,044
2,065
2,056
2,046
2,065
2,080
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08

The average revenue for the first quarter of 2008 stood at €48.7 per average subscriber per month. In the same period of 2007, the average revenue from DIGITAL+ subscribers was €47.9 per month.

DIGITAL+ ARPU evolution (euros)


46.7
47.9
45.7
41.4
45.5
48.7
7.4
7.8
7.0
3.3
7.8
10.3
39.2
40.1
38.7
38.1
37.7
38.4
PPV Services
Subscribers
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08

As of March 31st 2008, the cancellation rate remained at similar levels to those registered over the two previous quarters (12%).

> <u>Audiovisual Production</u>

Audiovisual production revenues reached €98.12 million compared to €91.51 million in the same period of 2007 (+7.2%).

> <u>Add-ons revenues</u>

Add-ons revenues reached €25.72 million (+21.4%).

Prisa Innova generated €4.29 million revenues compared to €2.24 million registered in the same period of the last year.

EBITDA

The EBITDA reached €172.27 million, compared to €154.97 million in the same period of 2007 (+11.2%).

EBITDA (€ Million)


Sogecable: 73.81
Digital+: 84.59
Cuatro: -10.77
Media Capital: 9.33
Local TV: -4.01
Plural: 1.09
Latam: 53.40
Spain and Portugal*: -11.70
El Pais: 22.60
Spec. Press.: 2.57
Int. Press: 0.38
Radio in Spain: 22.13
Int. Radio: -0.67
Music: -0.16
GDM: 1.27
Distribution: 0.46
Others**: 2.57
172.27
80.22
41.70
25.55
21.29
-0.79
4.30
TOTAL
Audiovisual
Education
Press
Radio
Digital
Others

* Spain and Portugal contributed with a negative EBITDA due to the seasonality of the business. The main campaigns in these countries take place during the third and fourth quarters of the year.
** "Others" include mainly the activities from Real Estate and Headquarters.

The EBITDA margin was 18.0% (compared to 17.3% in the previous year), mainly due to the improvement registered in the Audiovisual and Education businesses.

The operating profit (EBIT) registered a profit of €116.25 million (€90.96 million in 2007, which means an improvement of 27.8%). The EBIT margin reached 12.1%, compared to the 10.2% margin of the last year.

The net financial result reached a €54.98 million loss compared to the €45.27 million loss reached in the first quarter of 2007. This difference is due to the increase in the interest rates, as well as to the increase in the financial expenses generated as the higher level of debt reached to face new acquisitions (Media Capital and Sogecable).

Net profit reached €25.18 million compared to €24.19 million registered in the first quarter of 2007 (+4.1%).

BALANCE SHEET

€ Million	ASSETS 03/31/2008	ASSETS 12/31/2007
FIXED ASSETS	**4,954.11**	**4,832.05**
Property, plan and equipment	412.68	423.16
Investment property	0.08	0.09
Goodwill	2,538.06	2,420.08
Intangible assets	440.03	444.34
Long term financial investments	189.99	157.17
Investment in associates	13.01	13.25
Deferred tax assets	1,351.89	1,364.97
Other non current assets	8.37	9.00
CURRENT ASSETS	**1,585.50**	**1,621.42**
Inventories	327.65	325.16
Accounts receivable	1,183.80	1,215.98
Short term financial investments	7.47	7.46
Cash & cash equivalents	66.57	72.83
ASSETS HELD FOR SALE	**73.21**	**72.89**
TOTAL ASSETS	**6,612.82**	**6,526.36**

€ Million	LIABILITIES 03/31/2008	LIABILITIES 12/31/2007
SHAREHOLDERS EQUITY	**1,342.46**	**1,353.55**
Issued capital	21.91	22.04
Reserves	1,073.21	927.93
Income attributable to the parent company	25.18	191.97
Minority interest	222.16	211.61
NON CURRENT LIABILITIES	**3,022.81**	**3,124.84**
Long term financial debt	2,622.31	2,558.37
Issued exchangeable bonds	---	158.41
Deferred tax liabilities	104.35	112.93
Provisions	68.54	67.35
Other non current liabilities	227.62	227.79
CURRENT LIABILITIES	**2,247.55**	**2,047.97**
Short term financial debt	605.20	536.05
Issued exchangeable bonds	159.38	---
Trade accounts payable	1,203.50	1,233.14
Other short term liabilities	245.49	245.48
Accrual accounts	33.97	33.31
TOTAL LIABILITIES	**6,612.82**	**6,526.36**

The increase in the "Goodwill" is due to the acquisition of a 2.95% additional stake in **Sogecable** from Eventos, after which Prisa's stake in Sogecable reached 50.07%, and to the acquisition of a 70% stake in **RLM** and **Merchandising On Stage**.

The issue of exchangeable bonds will be settled in 2009. Therefore, the amount corresponding to these exchangeable bonds has been classified to the short term.

INVESTMENTS

Total investments reached €166.72 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**0.49**	---	**0.49**
El País	0.41	---	0.41
Specialized Press	0.06	---	0.06
International Press	0.02	---	0.02
Radio	**2.75**	**11.25**	**13.99**
Radio in Spain	2.39	---	2.39
International Radio	0.35	---	0.35
Music	---	11.25	11.25
Education-Publishing	**10.81**	---	**10.81**
Audiovisual	**23.36**	**0.04**	**23.40**
Sogecable	18.78	---	18.78
Media Capital	4.00	0.04	4.04
Local TV	0.15	---	0.15
Plural	0.42	---	0.42
Digital	**0.81**	---	**0.81**
Others	**2.98**	**114.25**	**117.23**
Prisa	1.70	114.25	115.95
Distribution	0.47	---	0.47
Prisa División Inmobiliaria	0.50	---	0.50
GDM	0.31	---	0.31
Total	**41.18**	**125.54**	**166.72**

NET FINANCIAL POSITION

Net financial position as of March 31st, 2008 reached €3,153.47 million compared to €3,014.13 million as of December, 2007.

NET DEBT	€ Million 03/31/2008	€ Million 12/31/2007
Financial debt	3,227.52	3,094.42
Non current liabilities	2,622.31	2,558.37
Current liabilities	605.20	536.05
Cash and cash equivalents	(74.05)	(80.28)
Net debt	**3,153.47**	**3,014.13**

The net financial position increased by €139.34 million compared to December, 2007, mainly because of the acquisition of a 2.95% additional stake in Sogecable.

As of December 2007, Prisa signed a six month **bridge loan** with HSBC for a maximum of €4,115 million, tied to market interests. The purpose of this financial facility is attending the obligations derived from the bid presented to the Spanish Securities Market Commission (CNMV) over the whole share capital of Sogecable. This agreement includes the guarantee for the offer presented to the CNMV and a credit facility amounting to €2,052 million with the purpose of refinancing, if necessary, the syndicated loan the Group signed as of June, 2007.

As of February, 2008, Prisa signed the **syndication of the bridge loan** with HSBC, La Caixa, Caja Madrid, Banesto, BNP and Natixis.

CASH FLOW

€ Million	03/31/2008	03/31/2007
EBIT	**116.25**	**90.96**
Amortization	50.52	60.49
Change in working capital	1.65	(52.34)
Capex	(41.18)	(49.41)
Operating cashflow	**127.23**	**49.70**
Financial investments	(125.54)	(262.39)
Financial result	(54.98)	(45.27)
Dividends	(38.26)	(33.71)
Taxes	(17.34)	(11.54)
Other	(30.46)	(101.43)
NET DEBT CHANGE	**139.34**	**404.64**

APPENDIXES

Appendix I: GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area (the latter operates in all the areas):


% revenue contribution
14%
10%
15%
60%
Press
Radio
Education
Audiovisual
• El País
• As
• Cinco Días
• Magazines
• International Press
• Radio in Spain
• International Radio
• Gran Vía Musical
• Education (Spain, Portugal, Latam and USA)
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital *
• Local TV
• Audiovisual Production
1%
Digital/Internet

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Real Estate, Head Quarters and Printing (Dédalo).

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production).

Appendix II.I.

OPERATING REVENUES € Million	JANUARY - MARCH 2008	2007	% Chg.
Press	**136.58**	**134.87**	**1.3%**
El Pais	101.22	96.71	4.7%
Advertising	48.01	52.42	(8.4%)
Circulation	33.84	30.70	10.2%
Add-ons	18.57	12.90	43.9%
Others	0.80	0.69	16.5%
Specialized Press	34.16	37.53	(9.0%)
AS	20.29	20.06	1.1%
Cinco Días	4.88	5.44	(10.1%)
Regional Press/ Dominical	1.43	5.02	(71.5%)
Magazines	7.14	6.61	8.1%
Others	0.42	0.41	2.4%
International Press	1.90	2.32	(18.3%)
Consolidation Adjustments	(0.70)	(1.69)	58.8%
Radio	**95.31**	**89.80**	**6.1%**
Radio in Spain	75.04	72.91	2.9%
International Radio	19.17	14.93	28.4%
Music	1.28	2.79	(54.1%)
Consolidation Adjustments	(0.18)	(0.83)	78.6%
Education - Publishing	**145.67**	**124.01**	**17.5%**
Audiovisual	**574.29**	**527.30**	**8.9%**
Sogecable	507.53	478.89	6.0%
Digital +	433.43	418.19	3.6%
Cuatro	74.10	60.70	22.1%
Media Capital	53.42	35.55	50.3%
Local TV	6.58	5.97	10.2%
Plural	12.14	11.68	3.9%
Consolidation Adjustments	(5.39)	(4.79)	(12.4%)
Digital	**7.89**	**9.02**	**(12.6%)**
Other Revenues	**33.78**	**44.64**	**(24.3%)**
Printing	---	16.36	---
Distribution	10.17	8.18	24.3%
GDM	6.08	6.08	(0.0%)
Others*	17.53	14.02	25.1%
Consolidation adjustments	**(35.13)**	**(35.61)**	**1.3%**
TOTAL	**958.37**	**894.03**	**7.2%**

* Others include mainly the activities from Real Estate and Headquarters.

Appendix II.II.

OPERATING EXPENSES	JANUARY - MARCH		
€ Million	2008	2007	% Chg.
Press	**114.50**	**102.54**	**11.7%**
El Pais	81.65	67.28	21.4%
Specialized Press	31.85	34.89	(8.7%)
AS	17.88	17.49	2.3%
Cinco Dias	4.96	5.13	(3.3%)
Regional Press/ Dominical	1.15	4.75	(75.8%)
Magazines	7.05	6.51	8.4%
Others	0.80	1.01	(20.6%)
International Press	1.71	2.06	(17.4%)
Consolidation adjustments	(0.70)	(1.69)	58.8%
Radio	**77.80**	**73.56**	**5.8%**
Radio in Spain	55.24	52.62	5.0%
International Radio	21.25	18.83	12.9%
Music	1.49	2.93	(49.2%)
Consolidation adjustments	(0.18)	(0.83)	78.6%
Education - Publishing	**113.45**	**102.81**	**10.3%**
Audiovisual	**527.71**	**502.80**	**5.0%**
Sogecable	462.74	455.65	1.6%
Digital+	376.95	387.18	(2.6%)
Cuatro	85.79	68.47	25.3%
Media Capital	46.94	29.98	56.6%
Local TV	11.18	10.70	4.5%
Plural	12.24	11.27	8.6%
Consolidation adjustments	(5.39)	(4.79)	(12.4%)
Digital	**9.38**	**10.34**	**(9.3%)**
Other Expenses	**32.38**	**46.62**	**(30.5%)**
Printing	---	17.87	---
Distribution	9.87	7.93	24.5%
GDM	4.91	4.56	7.7%
Others*	17.60	16.26	8.3%
Consolidation adjustments	**(33.10)**	**(35.60)**	**7.0%**
TOTAL	**842.13**	**803.08**	**4.9%**

* Others include mainly the activities from Real Estate and Headquarters. Provisions for owned companies are not included.

Appendix II.III.

EBIT € Million	JANUARY - MARCH 2008	2007	% Chg.
Press	**22.07**	**32.33**	**(31.7%)**
% margin	**16.2%**	**24.0%**	
El Pais	19.56	29.43	(33.5%)
% margin	19.3%	30.4%	
Specialized Press	2.31	2.64	(12.4%)
% margin	6.8%	7.0%	
AS	2.41	2.58	(6.7%)
% margin	11.9%	12.8%	
Cinco Dias	(0.08)	0.30	(126.7%)
% margin	(1.6%)	5.5%	
Regional Press/ Dominical	0.28	0.26	6.1%
% margin	19.5%	5.2%	
Magazines	0.09	0.10	(6.9%)
% margin	1.2%	1.4%	
Others	(0.38)	(0.60)	36.5%
International Press	0.19	0.26	(25.2%)
% margin	10.1%	11.1%	
Radio	**17.50**	**16.25**	**7.7%**
% margin	**18.4%**	**18.1%**	
Radio in Spain	19.80	20.29	(2.4%)
% margin	26.4%	27.8%	
International Radio	(2.09)	(3.89)	46.4%
% margin	(10.9%)	(26.1%)	
Music	(0.21)	(0.15)	(44.8%)
% margin	(16.5%)	(5.2%)	
Education - Publishing	**32.22**	**21.20**	**52.0%**
% margin	**22.1%**	**17.1%**	
Audiovisual	**46.58**	**24.50**	90.1%
% margin	**8.1%**	**4.6%**	
Sogecable	44.79	23.24	92.7%
% margin	8.8%	4.9%	
Digital+	56.48	31.01	82.1%
% margin	13.0%	7.4%	
Cuatro	(11.69)	(7.77)	(50.5%)
% margin	(15.8%)	(12.8%)	
Media Capital	6.49	5.57	16.4%
% margin	12.1%	15.7%	
Local TV	(4.59)	(4.72)	2.8%
% margin	(69.8%)	(79.1%)	
Plural	(0.10)	0.41	(125.1%)
% margin	(0.9%)	3.5%	
Digital	**(1.49)**	**(1.32)**	**(13.3%)**
% margin	**(19.0%)**	**(14.6%)**	
Others	**(0.64)**	**(2.00)**	**68.1%**
Printing	---	(1.51)	---
% margin	---	(9.2%)	
Distribution	0.30	0.25	20.4%
% margin	2.9%	3.0%	
GDM	1.17	1.52	(23.2%)
% margin	19.2%	25.0%	
Others*	(2.10)	(2.25)	6.7%
TOTAL	**116.25**	**90.96**	**27.8%**
% margin	**12.1%**	**10.2%**	

* Others include mainly the activities from Real Estate and Headquarters. Provisions for owned companies are not included.

Appendix II.IV.

EBITDA € Million	JANUARY - MARCH 2008	2007	% Chg.
Press	**25.55**	**35.81**	**(28.7%)**
% margin	**18.7%**	**26.6%**	
El Pais	22.60	32.42	(30.3%)
% margin	22.3%	33.5%	
Specialized Press	2.57	3.01	(14.8%)
% margin	7.5%	8.0%	
AS	2.52	2.73	(7.6%)
% margin	12.4%	13.6%	
Cinco Dias	(0.0)	0.35	(111.0%)
% margin	(0.8%)	6.3%	
Regional Press/ Dominical	0.28	0.33	(14.8%)
% margin	19.8%	6.6%	
Magazines	0.15	0.17	(13.3%)
% margin	2.1%	2.6%	
Others	(0.35)	(0.56)	38.4%
International Press	0.38	0.38	(1.1%)
% margin	20.0%	16.5%	
Radio	**21.29**	**19.39**	**9.8%**
% margin	**22.3%**	**21.6%**	
Radio in Spain	22.13	22.30	(0.8%)
% margin	29.5%	30.6%	
International Radio	(0.67)	(2.83)	76.2%
% margin	(3.5%)	(18.9%)	
Music	(0.16)	(0.08)	(93.2%)
% margin	(12.8%)	(3.0%)	
Education - Publishing	**41.70**	**29.40**	**41.8%**
% margin	**28.6%**	**23.7%**	
Audiovisual	**80.22**	**67.96**	**18.0%**
% margin	**14.0%**	**12.9%**	
Sogecable	73.81	62.72	17.7%
% margin	14.5%	13.1%	
Digital+	84.59	69.44	21.8%
% margin	19.5%	16.6%	
Cuatro	(10.77)	(6.73)	(60.2%)
% margin	(14.5%)	(11.1%)	
Media Capital	9.33	7.57	23.3%
% margin	17.5%	21.3%	
Local TV	(4.01)	(4.12)	2.8%
% margin	(60.9%)	(69.0%)	
Plural	1.09	1.80	(39.8%)
% margin	8.9%	15.4%	
Digital	**(0.79)**	**(1.0)**	**19.6%**
% margin	**(10.0%)**	**(10.8%)**	
Others	**4.30**	**3.37**	**27.6%**
Printing	---	0.38	---
% margin	---	2.3%	
Distribution	0.46	0.39	19.4%
% margin	4.6%	4.8%	
GDM	1.27	1.64	(22.5%)
% margin	20.9%	26.9%	
Others*	2.57	0.97	164.8%
TOTAL	**172.27**	**154.97**	**11.2%**
% margin	**18.0%**	**17.3%**	

* Others include mainly the activities from Real Estate and Headquarters.

Financials breakdown by business unit:

The following issues should be taken into account when comparing the first quarter of 2008 and 2007:

a) Press

In 2008, the **Regional Press** business includes the figures coming from the weekend supplement El Dominical, which is jointly distributed with several regional newspapers. El Correo de Andalucía and Diario Jaén fully contributed to the Group's figures until June, 2007.

b) International Radio

Iberoamericana Radio Chile is fully consolidated since July 1st, 2007.

c) Audiovisual

Sogecable 2007 figures include certain reclassifications in order to fulfill the requirements of the Financial Statements standardized models approved by the CNMV as of January, 2008 (1/2008 Circular, 30th January). Previously, Sogecable's operating profit did not include the results coming from the disposal of fixed assets nor the impairment losses (or reversal of impairment) on fixed assets. According to the CNMV models, both concepts should be included in the operating profit.

Media Capital figures and the Audiovisual area figures have been also reclassified in this sense.

Grupo Prisa's consolidated figures have not been modified as they were presented according to the current standardized models. During 2007, the necessary reclassifications were made on consolidation to make these business units figures compliant with the Group's accounting policies.

Media Capital is fully consolidated in Prisa's figures since February 1st, 2007. In January 2007, Media Capital was equity accounted.

d) Printing

In 2007, the Printing division was classified as an asset held for sale in the Group's figures. As of December 2007, it was equity accounted.

Appendix III.

AUDIENCE OF CUATRO

In the month of March 2008, the average monthly audience (24 hours) was 8.7%, as against the 7.7% achieved in the same month of 2007. At the end of the previous quarter, the equivalent average audience was 7.8%.


7.8%
7.8%
7.8%
7.9%
8.9%
8.8%
8.2%
7.3%
7.3%
8.0%
8.3%
7.8%
8.5%
8.7%
8.7%
7.5%
7.5%
7.7%
7.8%
8.1%
8.1%
7.8%
7.3%
7.2%
7.4%
7.8%
7.6%
8.3%
8.6%
8.5%
24 hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
2007
2008

The average audience has also shown a positive trend in the profiles which are of the greatest interest to advertisers. In March 2008, Cuatro achieved 10.7% in its market target, and 11.9% in its market core target. In December 2007, the average audience in these profiles was 9.5% and 10.4% respectively.

Over the next quarter, Cuatro will broadcast free-to-air the main games in the Euro Cup football competition to be played in Austria and Switzerland from June 7th 2008. Sogecable holds these rights for exclusive distribution in Spain.

Appendix IV

AUDIENCE OF TVI (Portugal)

TVI, the free-to-air TV of Media Capital, maintained its leadership in Portugal, both in 24-hours audience share and in prime time.


40.2% 42.0%
40.4%
37.8% 38.9%
36.8%
38.0% 38.3%
38.5%
35.2% 35.1% 35.8%
37.4%
38.7%
38.3%
35.8% 35.9% 35.9%
34.3% 34.8%
34.2% 34.6% 35.0%
34.8% 34.6% 34.6%
33.5%
32.6% 32.7% 32.7%
24 hours
Prime time
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar.
2007
2008

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**") hereby notifies the National Securities Commission ("**CNMV**") of the following

RELEVANT EVENT

Prisa hereby announces that today its subsidiary Prisa División Inmobiliaria, S.L. signed a letter of intent to enter into a sale and lease-back agreement with respect to its buildings in Madrid (Gran Vía, 32 and Miguel Yuste, 40) and Barcelona (Caspe, 6-20) with Longshore, S.L., a member of the Drago Real Estate Partners Limited Group, a real estate investment group active in Spain and Portugal in which, among others, the Royal Bank of Scotland holds interests.

The total price of the operation is 315 million euro, resulting capital gains of 242 million euro for Prisa.

Upon signing the notarial instruments of sale, agreements will likewise be signed to lease certain parts of these buildings which, in the case of El País and SER, will be for an extendible term of fifteen years.

Madrid, May 20, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

In compliance with the provisions of Article 82 of Law 24/1988 of July 29 on the Securities Market, Promotora de Informaciones, S.A. ("**Prisa**") hereby notifies the National Securities Commission ("**CNMV**") of the following

RELEVANT EVENT

Prisa hereby announces that an intra-group operation was implemented today (and was duly announced to the Portuguese Securities Market Commission), consisting in the acquisition of all of the capital stock of its subsidiary Plural Entertainment España, S.A. by Grupo Media Capital, SGPS, S.A. for a total price of 50 million euro.

With this acquisition all of Grupo Prisa's audiovisual production activities have been concentrated in Grupo Media Capital SGPS, S.A., as a first step toward a future restructuring of Prisa's audiovisual business centered on Sogecable, S.A.

Madrid, May 23, 2008

END